

2019

Notice of Annual General
Meeting and Proxy Statement

Letter to Shareholders





March 26, 2019

Dear Fellow Shareholders:

On May 1, 2018, nVent Electric plc became a standalone, public company with $2.2 billion in sales listed on the New York Stock Exchange (NYSE:NVT). We launched our company with a mission of connection and protection, defining how we grow and create value in a world that is becoming more electric and digital. I'm proud of the efforts of our nearly 9,000 employees globally. It takes tremendous effort, resilience and collaboration to stand up a new company – a high-performance growth company – and we did so with great success. Since the launch, we've made significant progress delivering accelerating sequential growth, executing on our strategy and driving a focus as One nVent to scale our capability.

STARTING WITH A GREAT LEGACY

Our business has a long history of innovation, which is why we chose the name "nVent" for our new company. We have a powerful portfolio of brands including CADDY, ERICO, HOFFMAN, RAYCHEM, SCHROFF and TRACER, which along with our talented people are delivering on our mission. At nVent, we believe that safer systems ensure a more secure world. We connect and protect our customers with inventive electrical solutions. We have industry-leading positions in industrial, commercial, residential, energy and infrastructure and will continue to launch innovative new products, while focusing on improving the customer experience and expanding our offerings to grow globally. We have attractive margins, strong cash flow generation and compelling opportunities for long-term growth.

STRATEGY

Our nVent strategy centers on growth. We fuel our growth with innovation, productivity and velocity. We are focused on penetration in key verticals and developing regions, enabling us to outperform our competitors and grow faster than the industry. A key part of our strategy, and critical to our success, is to align our team as One nVent. Our aim is to scale our capabilities across the enterprise, and we're making great progress. We're driving customer and channel relationships across nVent. We are focusing on key verticals like Commercial, Industrial, and Infrastructure with dedicated teams selling the complete nVent portfolio. We're building our digital capability across the enterprise to drive ease throughout the customer experience while also improving our employee experience. We continue to accelerate innovation, launching many new products and connected solutions. We are focused on our key growth initiatives which are already delivering results. In our first eight months as a public company, our growth accelerated every quarter. We generated strong free cash flow of over $300 million and returned about $120 million to shareholders.

SPARK

Our new management system defines how we operate. The five elements of Spark are People; Growth; Lean Enterprise; Digital; and Velocity. People are listed first, because they are at the core of Spark. We're focused on building a strong culture at nVent, one that includes development opportunities and a respectful workplace that celebrates diversity and inclusion – a place where people want to grow their careers. We conducted our first employee engagement survey to help us create a better future.

We are building Growth capabilities across nVent and expanding our Lean focus to improve end to end business processes across the enterprise. Digital is key for our future. We want to improve customer and employee experiences and build capabilities to improve our products and services. Velocity is tied to our Lean and Digital efforts. It is also critical in accelerating innovation and building a responsive, flexible organization. Spark is how we work and will help us succeed as a high performance growth company.

OUR FUTURE

Reflecting on our first eight months as nVent, I could not be more proud of what we have accomplished in a short time. We are gaining momentum on executing our strategy and we believe the opportunities ahead of us are tremendous. I am inspired by the dedicated and talented people at nVent, who focus on our customers every day, striving to deliver not only inventive products and solutions but a great customer experience. We are unifying as One nVent and accelerating our capability and performance. I am confident in our ability to create value for our customers, employees and shareholders as we continue our journey as a new company.

I'm grateful to you for your support, trust and confidence in our future.

Beth A. Wozniak
Chief Executive Officer

Notice of Annual General Meeting of Shareholders

To Be Held May 10, 2019

Our Annual General Meeting of Shareholders will be held at the Four Seasons Hotel, Hamilton Place, Park Lane, London, England, W1J 7DR, on Friday, May 10, 2019, at 8:00 a.m. local time, to consider and vote upon the following proposals:

Voting Matters	Board Recommendation	Vote Required	Page Reference
1. By Separate Resolutions, Re-Election of Director Nominees: • Brian M. Baldwin • Jerry W. Burris • Susan M. Cameron • Michael L. Ducker • David H.Y. Ho • Randall J. Hogan • Ronald L. Merriman • William T. Monahan • Herbert K. Parker • Beth Wozniak	**FOR** each nominee	Majority of votes cast	10
2. Approve, by Non-Binding Advisory Vote, the Compensation of the Named Executive Officers	**FOR**	Majority of votes cast	25
3. Recommend, by Non-Binding Advisory Vote, the Frequency of Advisory Votes on the Compensation of Named Executive Officers	**ONE YEAR**	Alternative receiving greatest number of votes cast	54
4. Ratify, by Non-Binding Advisory Vote, the Appointment of Deloitte & Touche LLP as the Independent Auditor and Authorize, by Binding Vote, the Audit and Finance Committee to Set the Auditors' Remuneration	**FOR**	Majority of votes cast	55
5. Authorize the Price Range at which nVent Electric plc can Re-Allot Treasury Shares	**FOR**	75% of votes cast	58

To consider and act on such other business as may properly come before the Annual General Meeting or any adjournment.

Proposals 1, 2 and 4 are ordinary resolutions, requiring the approval of a simple majority of the votes cast at the meeting. A plurality of the votes cast for Proposal 3 will be the frequency of the advisory vote on executive compensation that shareholders are deemed to have approved. Proposal 5 is a special resolution, requiring the approval of not less than 75% of the votes cast.

Only shareholders of record as of the close of business on March 15, 2019 are entitled to receive notice of and to vote at the Annual General Meeting.

If you are a shareholder entitled to attend and vote at the Annual General Meeting, you are entitled to appoint a proxy or proxies to attend, speak and vote on your behalf. A proxy need not be a shareholder. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact our Corporate Secretary at our registered office.

By Order of the Board of Directors,

Jon Lammers
Corporate Secretary
March 26, 2019

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 10, 2019. The Annual Report, Notice of Annual General Meeting, Proxy Statement and Irish Financial Statements and Related Reports are available by Internet at *www.proxyvote.com*.

Shareholders in Ireland may participate in the Annual General Meeting by audio link at the offices of Arthur Cox, Ten Earlsfort Terrace, Dublin 2, Ireland, at 8:00 a.m. local time. See "Questions and Answers About the Annual General Meeting and Voting" for further information on participating in the Annual General Meeting in Ireland.


Where
Four Seasons Hotel, Hamilton Place, Park Lane, London, England, W1J 7DR


When
Friday, May 10, 2019, 8:00 a.m. local time

Whether or not you plan to attend, we encourage you to vote your shares by submitting a proxy as soon as possible, AND IN ANY EVENT AT LEAST 48 HOURS BEFORE THE ANNUAL GENERAL MEETING. IF YOU PLAN TO SUBMIT A PROXY, YOU MUST SUBMIT YOUR PROXY BY INTERNET OR TELEPHONE, OR YOUR PRINTED PROXY CARD MUST BE RECEIVED AT THE ADDRESS STATED ON THE CARD, BY NO LATER THAN 8:00 A.M. LOCAL TIME (3:00 A.M. EASTERN DAYLIGHT TIME) ON MAY 8, 2019.


By Internet
You can vote over the internet at www.proxyvote.com.


By Telephone
You can vote by telephone from the United States or Canada by calling the telephone number on the proxy card.


By Mail
You can vote by mail by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope, which will be forwarded to nVent Electric plc's registered address electronically.


Vote in Person
If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting.

Proxy Statement for the Annual General Meeting of Shareholders of nVent Electric plc to be held on Friday, May 10, 2019

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting.

The Separation

On April 30, 2018, the separation of our company from Pentair plc ("Pentair") into two publicly traded companies was completed (the "Separation").

Proposal 1	Re-Election of Director Nominees	
	✔ The Board recommends a vote FOR each Director nominee	▶ Page 10

Board and Governance Highlights
Director Nominees

Name	Director Since	Independent	Committee Memberships		
			Audit and Finance	Compensation	Governance
Brian M. Baldwin, 36	2018	✔		●	●
Jerry W. Burris, 55	2018	✔		◉	●
Susan M. Cameron, 60	2018	✔	●		
Michael L. Ducker, 65	2018	✔		●	●
David H.Y. Ho, 59	2018	✔		●	◉
Randall J. Hogan, 63	2018				
Ronald L. Merriman, 74	2018	✔	◉		
William T. Monahan, 71	2018	✔	●		
Herbert K. Parker, 60	2018	✔	●		
Beth Wozniak (CEO), 54	2018				

Committee Member: ● Committee Chair: ◉

Board Overview

Directors are chosen with a view to bringing to the Board a variety of rich financial and management experience and backgrounds and establishing a core of business advisers with financial and management expertise.



| **<1** one year tenure [1] | **50%** are diverse | **8** of **10** are independent directors | **60%** have CEO experience |

[1] Our director nominees' average tenure is calculated by full years of completed service based on date of initial appointment to our Board.

Proposal 2	Approve, by Non-Binding Advisory Vote, the Compensation of the Named Executive Officers	
	✔ The Board recommends a vote FOR approval of the compensation of the Named Executive Officers	▶ Page 25

Executive Compensation Highlights

These executive compensation highlights should be read in connection with the Executive Compensation section of this Proxy Statement, including the Compensation Discussion and Analysis section (see page 27).

Our Compensation Philosophy

The Compensation Committee believes that the most effective executive compensation program aligns executive initiatives with shareholders' economic interests. The Committee seeks to accomplish this by rewarding the achievement of specific annual and long-term and strategic goals that create lasting shareholder value. The Committee's specific objectives include:

- to motivate and reward executives for achieving annual and long-term financial objectives;
- to align management and shareholder interests by encouraging employee stock ownership;
- to provide rewards commensurate with individual and company performance;
- to encourage growth and innovation; and
- to attract and retain top-quality executives and key employees.

To balance these objectives, our executive compensation program uses the following direct compensation elements:

- base salary, to provide fixed compensation competitive in the marketplace;
- annual incentive compensation, to reward short-term performance against specific financial targets and individual goals; and
- long-term incentive compensation, to link management incentives to long-term value creation and shareholder return.

The Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Committee's goals. The mix of total direct compensation (shown at target) for 2018 for our Chief Executive Officer and the average of the other executive officers named in the Summary Compensation Table below (our "Named Executive Officers") is shown in the charts below.

2018 Target Direct Compensation Mix

CEO



Other NEOs



Proposal 3	Recommend, by Non-Binding Advisory Vote, the Frequency of Advisory Votes on the Compensation of Named Executive Officers	
	✓ The Board recommends a vote of **ONE YEAR** on frequency of future non-binding advisory votes on compensation of Named Executive Officers	▶ Page 54

Proposal 4	Ratify, by Non-Binding Advisory Vote, the Appointment of Independent Auditors and Authorize, by Binding Vote, the Audit and Finance Committee to Set the Auditors' Remuneration	
	✓ The Board recommends a vote **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration	▶ Page 55

Proposal 5	Authorize the Price Range at which nVent Electric plc can Re-allot Treasury Shares	
	✔ **The Board recommends a vote FOR the authorization of the price range at which nVent Electric plc can re-allot shares it holds as treasury shares under Irish law**	▶ Page 58

At the Annual General Meeting, management will review nVent Electric plc's affairs and will also present nVent Electric plc's Irish statutory financial statements for the fiscal year ended December 31, 2018 and the report of the statutory auditors thereon.

Table of Contents

LETTER TO SHAREHOLDERS	2
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	3
PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF nVENT ELECTRIC PLC TO BE HELD ON FRIDAY, MAY 10, 2019	4
PROXY SUMMARY	4
PROPOSAL 1 RE-ELECT DIRECTOR NOMINEES	**10**
Vote Requirement	10
Directors Standing for Re-Election	11
Director Independence	15
Director Qualifications; Diversity and Tenure	15
Shareholder Recommendations, Nominations and Proxy Access	16
CORPORATE GOVERNANCE MATTERS	17
The Board's Role and Responsibilities	17
Board Structure and Processes	18
Committees of the Board	20
Attendance at Meetings	22
Director Compensation	22
EXECUTIVE COMPENSATION	25
PROPOSAL 2 APPROVE, BY NON-BINDING ADVISORY VOTE, THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS	**25**
COMPENSATION COMMITTEE REPORT	26
COMPENSATION DISCUSSION AND ANALYSIS	27
Overview of Compensation Program and Objectives	27
Our Compensation Best Practices	28
2018 Business Results	28
Separation Related Actions	29
Comparative Framework	31
2018 Compensation Program Elements	33
Base Salaries	33
Annual Incentive Compensation	34
2018 Long-Term Incentive Compensation	36
Perquisites and Other Personal Benefits	37
Stock Ownership Guidelines	37
Equity Holding Policy	38
Clawback Policy	38
Policy Prohibiting Hedging and Pledging	38
Retirement and Other Benefits	38
Severance and Change-in-Control Benefits	40
Impact of Tax Considerations	41
Compensation Consultant	41
Evaluating the Chief Executive Officer's Performance	41
Equity Award Practices	42

EXECUTIVE COMPENSATION TABLES	42
Summary Compensation Table	42
Grants of Plan-Based Awards In 2018	44
Outstanding Equity Awards at December 31, 2018	45
2018 Option Exercises and Stock Vested Table	47
2018 Pension Benefits	47
Nonqualified Deferred Compensation Table	48
Potential Payments Upon Termination or Change in Control	49
Pay Ratio	53
Risk Considerations in Compensation Decisions	53

PROPOSAL 3 RECOMMEND, BY NON-BINDING ADVISORY VOTE, THE FREQUENCY OF ADVISORY VOTES ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS	54
Vote Requirement	54

PROPOSAL 4 RATIFY, BY NON-BINDING ADVISORY VOTE, THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT AUDITOR OF nVENT ELECTRIC PLC AND TO AUTHORIZE, BY BINDING VOTE, THE AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS TO SET THE AUDITOR'S REMUNERATION	55
Vote Requirement	55
Audit and Finance Committee Pre-approval Policy	56
Fees Paid to the Independent Auditors	56
AUDIT AND FINANCE COMMITTEE REPORT	57

PROPOSAL 5 AUTHORIZE THE PRICE RANGE AT WHICH nVENT ELECTRIC PLC CAN RE-ALLOT SHARES IT HOLDS AS TREASURY SHARES UNDER IRISH LAW	58
Vote Requirement	58

SECURITY OWNERSHIP	59
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	60
QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND VOTING	60
SHAREHOLDER PROPOSALS AND NOMINATIONS FOR THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS	64
IRISH DISCLOSURE OF SHAREHOLDER INTERESTS	65
2018 ANNUAL REPORT ON FORM 10-K	65
REDUCE DUPLICATE MAILINGS	65
APPENDIX A – RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES	66

Proposal 1	Re-Elect Director Nominees
	✅ The Board recommends a vote FOR each Director nominee

Our Board currently has ten members. On the recommendation of the Governance Committee, the Board has nominated all of our current directors for re-election for a one-year term expiring on completion of the 2020 Annual General Meeting. If any of the nominees should become unable to accept re-election, the proxies named on the proxy card may vote for other persons selected by the Board. Management has no reason to believe that any of the nominees named above will be unable to serve his or her full term if elected.

Biographies of the director nominees follow. These biographies include for each director their ages (as of the date of the filing of this Proxy Statement); their business experience; the publicly held and some other organizations of which they are, or have been within the past five years, directors; and a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director.

The resolutions in respect of this Proposal 1 are ordinary resolutions. The text of the resolutions in respect of Proposal 1 are as follows:

"**IT IS RESOLVED**, by separate ordinary resolutions to re-elect the following ten director nominees for a term expiring on completion of the 2020 Annual General Meeting:

(i) Brian M. Baldwin	(vi) Randall J. Hogan
(ii) Jerry W. Burris	(vii) Ronald L. Merriman
(iii) Susan M. Cameron	(viii) William T. Monahan
(iv) Michael L. Ducker	(ix) Herbert K. Parker
(v) David H.Y. Ho	(x) Beth Wozniak."

Vote Requirement

Under our Articles of Association, the re-election of each director requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting. A nominee who does not receive a majority of the votes cast in an uncontested election will not be elected to our Board. Your proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement.

✅ **The Board recommends a vote FOR re-election of each Director nominee.**

Directors Standing for Re-Election

Brian M. Baldwin



Director since 2018

Age 36

Independent

Committees

⬤ Compensation

⬤ Governance

Mr. Baldwin is a Partner and Senior Analyst of Trian Fund Management, L.P., a multi-billion dollar investment management firm, and he has served as a member of the investment team of Trian since August 2007. From 2015 until the Separation, Mr. Baldwin attended meetings of the board of directors of Pentair plc in an observer capacity. As a senior member of Trian's investment team, he has worked with numerous public companies to implement operational, strategic, and corporate governance improvements. Prior to joining Trian, Mr. Baldwin was an analyst at Merrill Lynch Global Private Equity from 2005 to 2007.

Qualifications: Mr. Baldwin brings expertise in the areas of **corporate strategy development**, **investment in companies**, finance, accounting, **mergers & acquisitions** and the **broader industrial sector**.

Jerry W. Burris



Director since 2018

Age 55

Independent

Committees

⬤ Compensation (Chair)

⬤ Governance

Mr. Burris is the President and Chief Executive Officer of Midwest Can Company, a manufacturer of portable fuel cans and specialty containers, a position he has held since May 2018. Mr. Burris served as President and Chief Executive Officer of Associated Materials Group, Inc., a manufacturer of professionally installed exterior building products, from 2011 to 2014. Prior to that, he served as President, Precision Components of Barnes Group Inc., and was the President of Barnes Industrial, a global precision components business within Barnes Group. Prior to joining Barnes Group, Mr. Burris held a number of senior management positions at General Electric including President and Chief Executive Officer of Advanced Materials Quartz and Ceramics; General Manager of Global Services at GE Healthcare; head of global supply chain sourcing with GE Industrial Systems and Honeywell Integration. Mr. Burris is also a director of Schramm, Inc., a portfolio company of GenNx360 Capital Partners, Midwest Can Company since 2017, and Fifth Third Bancorp since 2016. In the past five years, he also served as director of Pentair plc.

Qualifications: Mr. Burris brings to our Board significant **executive leadership experience** in management of **global manufacturing operations** and related processes, such as **supply chain management**, quality control and product development. Mr. Burris also provides our Board with insight into **operating best practices** and current developments in a variety of management contexts.

Susan M. Cameron



Director since 2018

Age 60

Independent

Committees

🔍 Audit and Finance

Ms. Cameron is the retired Chairman and Chief Executive Officer of Reynolds American Inc., a publicly-traded tobacco company, where she served as its Non-Executive Chairman from May 2017 to July 2017, its Executive Chairman from January 2017 to May 2017, and its Chief Executive Officer and member of the Board of Directors from 2014 to 2016. Prior to that, she served as President and Chief Executive Officer from 2004 to 2011 and as a member of its Board of Directors from 2006 to 2011. Prior to joining Reynolds American Inc., Ms. Cameron held various marketing, management and executive positions at Brown & Williamson Tobacco Corporation, a U.S. tobacco company. Ms. Cameron has served as a director of Tupperware Brands Corporation since 2011. In the past five years, Ms. Cameron has also served as a director of Reynolds American Inc., and R.R. Donnelley & Sons Company.

Qualifications: Ms. Cameron has considerable experience in the executive leadership and marketing functions of a public company. Ms. Cameron brings to our Board strong leadership skills, **marketing and brand leadership** expertise and essential insights and perspectives regarding the strategic and **operational opportunities and challenges of a global manufacturing business**.

Michael L. Ducker



Director since 2018

Age 65

Independent

Committees

🔒 Compensation

⚙ Governance

Mr. Ducker is the retired President and Chief Executive Officer of FedEx Freight, a segment of FedEx Corporation, a global provider of supply chain, transportation, business and related information services, having served from 2015 to 2018. From 2009 to 2015 he held the positions of Executive Vice President and Chief Operating Officer and President of International for FedEx Express, a segment of FedEx Corporation, and prior to that he held various executive and management positions with FedEx Express. Mr. Ducker has served as a director of International Flavors & Fragrances Inc. since 2014, and also serves as a director of Amway Corporation, a privately held direct selling business.

Qualifications: Mr. Ducker's significant senior **executive and international experience** coupled with his extensive expertise in **complex global operations and logistics** complements the strength of our Board. Mr. Ducker's experience as Chief Executive Officer of FedEx Freight provides him with knowledge of a number of important areas, including leadership, **risk assessment** and operational issues

David H. Y. Ho



Director since 2018

Age 59

Independent

Committees

👤 Compensation

⛓ Governance
(Chair)

Mr. Ho is Chairman and founder of Kiina Investment Limited, a venture capital firm that invests in start-up companies in the technology, media, and telecommunications industries. Mr. Ho served as Chairman of the Greater China Region for Nokia Siemens Networks, a telecommunications infrastructure company that is a joint venture between Finland-based Nokia Corporation and Germany-based Siemens AG from 2007 to 2008. Before that, Mr. Ho served in various capacities for Nokia China Investment Limited, the Chinese operating subsidiary of Nokia Corporation, a multinational telecommunications company. Mr. Ho has also served as a director of China COSCO Shipping Corporation, formerly China Ocean Shipping Company, and China Mobile Communications Corporation, a Chinese state-owned enterprise, since 2016, and as a director of Dong Fang Electric Corporation from 2009 to 2015. Mr. Ho has served as a director of Qorvo, Inc. since 2018 and Air Products and Chemicals Inc. since 2013. In the past five years, Mr. Ho also served as a director of Pentair plc.

Qualifications: Mr. Ho brings extensive experience and business knowledge of **global markets in diversified industries**, with a strong track record in establishing and building businesses in China, and management expertise in **operations, mergers, acquisitions and joint ventures** in the area.

Randall J. Hogan (Chairman)



Director since 2018

Age 63

Chairman since 2018

Mr. Hogan serves as our non-executive Chairman of the Board. Prior to our separation from Pentair plc, Mr. Hogan served as Pentair plc's Chief Executive Officer from 2001 to 2018 and as its Chairman from 2002 to 2018. Prior to his role as Chief Executive Officer, Mr. Hogan held various leadership roles at Pentair including President and Chief Operating Officer, and Executive Vice President and President of the Electrical and Electronic Enclosures Group. Mr. Hogan also held leadership roles with United Technologies Corporation as President of the Carrier Transicold Division; Pratt & Whitney Industrial Turbines as Vice President and General Manager; General Electric Company in executive positions in a variety of functions such as marketing, product management, and business development and planning; and McKinsey & Company as a consultant. Mr. Hogan has served as director of Medtronic plc since 2015. In the past five years, Mr. Hogan has also served as a director of Pentair plc and Covidien plc.

Qualifications: Mr. Hogan has significant leadership experience both with Pentair plc and predecessor employers demonstrating a wealth of **operational management, strategic, organizational and business transformation acumen**. His deep knowledge of business in general and our businesses, strengths and opportunities in particular, as well as his experience as a director in two other **complex global public companies** allow him to make significant contributions to our Board.

Ronald L. Merriman



Director since 2018

Age 74

Independent

Committees

🔍 Audit and Finance (Chair)

Mr. Merriman is a retired Vice Chairman and partner of KPMG LLP, a global accounting and consulting firm, where he held various leadership roles from 1967 to 1997. At KPMG LLP, Mr. Merriman served as Vice Chairman of the Executive Management Committee. He also led KPMG's Global Transportation & Logistics Practice and its Global Healthcare Practice and served as its U.S. Liaison Partner for Asia. More recently, Mr. Merriman founded Merriman Partners, a management advisory firm, in 2003 and served as its managing partner from 2004 to 2011. Prior to that, he served as managing director of O'Melveny & Myers LLP, a global law firm, as Executive Vice President of Carlson Wagonlit Travel, and a President of Ambassador Performance Group, Inc. Mr. Merriman has served as a director of Realty Income Corporation since 2005, and Aircastle Limited since 2006. In the past five years, Mr. Merriman has served as a director of Pentair plc and Haemonetics Corporation.

Qualifications: Mr. Merriman has extensive expertise in **financial management and accounting**, **enterprise risk management and operational controls** of multinational companies. Throughout his professional career and public company audit committee experience, he has been exposed to issues involving **accounting and audit standards, business law and corporate ethics**.

William T. Monahan (Lead Director)



Director since 2018

Age 71

Independent

Committees

🔍 Audit and Finance

Mr. Monahan serves as our Lead Director. Mr. Monahan was Chairman of the board of directors and Chief Executive Officer of Imation Corporation, a manufacturer of magnetic and optical data storage media, from 1995 to 2004. Previously, he served as Group Vice President of 3M Company's Electro and Communications Group, Senior Managing Director of 3M's Italy business and Vice President of 3M's Data Storage Products Division. Mr. Monahan also served as a director and the Interim Chief Executive Officer of Novelis, Inc., a global leader in aluminum rolled products and aluminum can recycling in 2006. Mr. Monahan has served as a director of The Mosaic Company since 2004. In the past five years, Mr. Monahan has served as a director of Pentair plc.

Qualifications: Mr. Monahan's extensive service as a board member and chief executive officer at companies in a number of different industries brings to our Board a wealth of **executive and operational leadership** experience. He has a strong background in **international operations, financial management, mergers and acquisitions, global marketing and distribution**, as well as business to business sales development.

Herbert K. Parker



Director since 2018

Age 60

Independent

Committees

🔍 Audit and Finance

Mr. Parker was Executive Vice President of Operational Excellence for Harman International Industries, Inc., a worldwide developer, manufacturer and marketer of audio products, lighting solutions and electronic systems, from 2015 to 2017, and was the Executive Vice President and Chief Financial Officer of Harman Industries, Inc. from 2008 to 2014. Previously, Mr. Parker served in various financial positions with ABB Ltd. including as Chief Financial Officer of the Americas region. Mr. Parker began his career as a staff accountant with C-E Systems. Mr. Parker has served as a director of Apogee Enterprises Inc., and American Axle & Manufacturing since 2018, and TriMas Corporation since 2015.

Qualifications: Mr. Parker has extensive experience in **financial and asset management, accounting and audit,** and **Sarbanes-Oxley compliance** for public companies. His experience serving as a financial executive with multiple public companies in many different countries has provided him with extensive leadership experience and subject matter expertise in enterprise **risk management**, investor relations, **operations and international business**.

Beth Wozniak



Director since 2018

Age 54

Ms. Wozniak was appointed as our Chief Executive Officer upon completion of the Separation on April 30, 2018. Prior to the Separation, Ms. Wozniak was President of Pentair plc's Electrical segment from 2017 to 2018, and served as President of Pentair plc's Flow & Filtration Solutions Global Business Unit from 2015 to 2016. Previously, Ms. Wozniak held various leadership roles at Honeywell International Inc., and its predecessor AlliedSignal, from 1990 to 2015 including as President of the Environmental and Combustion Controls unit of Honeywell International Inc. from 2011 to 2015 and prior to that as President of the Sensing and Controls unit of Honeywell International Inc. from 2006 to 2011.

Qualifications: Ms. Wozniak brings extensive experience in **leading complex, global businesses operations** and contributes leadership expertise and insights to our Board.

Director Independence

The Board, based on the recommendation of the Governance Committee, determines the independence of each director based upon the New York Stock Exchange listing standards and the categorical standards of independence included in our Corporate Governance Principles. Based on these standards, the Board has affirmatively determined that all of our non-employee director nominees other than Mr. Hogan (i.e., Ms. Cameron, and Messrs. Baldwin, Burris, Ducker, Ho, Merriman, Monahan, and Parker) are independent and have no material relationship with us (including our directors and officers) that would interfere with their exercise of independent judgment. The Board has affirmatively determined that Randall J. Hogan (Chairman of the Board) and Beth Wozniak (President and Chief Executive Officer) are not independent.

In determining independence, our Board and Governance Committee consider circumstances where a director serves as an employee of another company that is a customer or supplier. No such relationships exist with respect to the current Board of Directors.

Director Qualifications; Diversity and Tenure

The Governance Committee and the Board recognize that the Board's contributions and effectiveness depend on the character and abilities of each director individually as well as on their collective strengths. Accordingly, the Committee and the Board evaluate candidates based on several criteria. Directors are chosen with a view to bringing to the Board a diversity of experience and backgrounds and establishing a core of business advisers with financial and management expertise. The Committee and the Board also consider candidates with substantial experience outside the business community, such as in the public, academic or scientific communities. In addition, the Committee and the Board consider the tenure of incumbent directors, with the goal of having a mix of shorter-tenured directors who provide fresh perspectives and longer-tenured directors who provide experience regarding our company and its business.

When considering candidates for election as directors, the Committee and the Board are guided by the following principles, found in our Corporate Governance Principles:

- at least a majority of the Board must consist of independent directors who meet the NYSE definition of "independent director;"
- each director should be chosen without regard to gender, sexual orientation, race, religion or national origin;
- each director should be an individual of the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;
- each director should be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of the responsibilities as a director;
- each director should possess substantial and significant experience which would be of particular importance to the Company in the performance of the duties of a director;
- each director should have sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a director; and
- each director should have the capacity and desire to represent the balanced, best interests of the Company and its shareholders as a whole and not primarily the interests of a special interest group or constituency and be committed to enhancing long-term shareholder value.

Our policies on director qualifications emphasize our commitment to diversity at the Board level — diversity not only of gender, sexual orientation, race, religion or national origin but also diversity of experience, expertise and training. The Governance Committee in the first instance is charged with observing these policies, and strives in reviewing each candidate to assess the fit of his or her qualifications with the needs of the Board and our company at that time, given the then current mix of directors' attributes. Board composition, effectiveness and processes are all subject areas of our annual Board self-assessment, which is described in more detail below under "Board and Committee Self-Assessments."

Shareholder Recommendations, Nominations and Proxy Access

Our Corporate Governance Principles provide that the Governance Committee will consider persons properly recommended by shareholders to become nominees for election as directors in accordance with the criteria described above under "Directors Qualifications; Diversity and Tenure." Recommendations for consideration by the Governance Committee, together with appropriate biographical information concerning each proposed nominee, should be sent in writing to c/o Corporate Secretary, nVent Electric plc, The Mille 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom.

Our Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election as directors in connection with an Annual General Meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association and submitted within the timing requirements set forth in the Articles of Association. See "Shareholder Proposals and Nominations for the 2020 Annual General Meeting" below for more information.

In addition, eligible shareholders may under certain circumstances be able to nominate and include in our proxy materials a specified number of candidates for election as directors under the proxy access provisions in our Articles of Association. All such nominations must be accompanied by certain background and other information specified in our Articles of Association and submitted within the timing requirements set forth in our Articles of Association. See "Shareholder Proposals and Nominations for the 2020 Annual General Meeting of Shareholders" below for more information.

Corporate Governance Matters

The Board's Role and Responsibilities

Risk Oversight

At the direction of our Board, we have instituted an enterprise-wide risk management system to assess, monitor and mitigate risks that arise in the course of our business. The Board has determined that the Board as a whole, and not a separate committee, will oversee our risk management process. Each of our Board Committees focuses on specific risks within its respective area of responsibility, but the Board believes that the overall enterprise risk management process is more properly overseen by the full Board. Our chief financial officer has the primary responsibility to the Board in the planning, assessment and reporting of our risk profile. The Board reviews an assessment of, and a report on, our risk profile on a regular basis.

Oversight in Company Strategy

At least once per year, the Board and senior management engage in an in-depth strategic review of the Company's outlook and strategies which is designed to create long-term shareholder value and serves as the foundation upon which goals are established. Throughout the year, the Board then monitors management's progress against such goals.

Oversight in Succession Planning

The Board views its role in succession planning and talent development as a key responsibility. At least once annually, usually as part of the annual talent review process, the Board discusses and reviews the succession plans for the Chief Executive Officer position and other executive officers and key contributors. The Directors become familiar with potential successors for key management positions through various means, including annual talent reviews, presentations to the Board, and communications outside of meetings. Our succession planning process is an organization-wide practice designed to proactively identify, develop and retain the leadership talent that is critical for our future business success.

Communicating with Shareholders and Other Stakeholders

We believe that maintaining an active dialogue with our shareholders is important to our long-term success. We value the opinions of our shareholders and other stakeholders and welcome their views throughout the year on key issues.

If you wish to communicate with the Board, non-management directors as a group or any individual director, including the Lead Director, you may send a letter addressed to the relevant party, c/o Corporate Secretary, nVent Electric plc, c/o Corporate Secretary, nVent Electric plc, The Mille 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom. Any such communications will be forwarded directly to the relevant addressee(s).

Policies and Procedures Regarding Related Person Transactions

Our Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- a "related person" means any of our directors, executive officers or 5% shareholders or any of their immediate family members; and
- a "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are a participant and the amount involved exceeds $50,000, and in which a related person had or will have a direct or indirect material interest.

Potential related person transactions must be disclosed in the manner required in our Articles of Association and be brought to the attention of the Governance Committee directly or to the General Counsel for transmission to the Committee. Disclosure to the Committee should occur before, if possible, or as soon as practical after the related person transaction is effected, but in any event as soon as practical after the executive officer or director becomes aware of the related person transaction. The Committee's decision whether to approve or ratify a related person transaction is to be made in light of a number of factors, including the following:

- whether the terms of the related person transaction are fair to us and on terms at least as favorable as would apply if the other party had no affiliation with any of our directors, executive officers or 5% shareholders;
- whether there are demonstrable business reasons for us to enter into the related person transaction;
- whether the related person transaction could impair the independence of a director under our Corporate Governance Principles' standards for director independence; and
- whether the related person transaction would present an improper conflict of interest for any of our directors or executive officers, taking into account the size of the transaction, the overall financial position of the director or executive officer, the direct or indirect nature of the interest of the director or executive officer in the transaction, the ongoing nature of any proposed relationship, and any other factors the Committee deems relevant.

We had no related person transactions during 2018. To our knowledge, no related person transactions are currently proposed.

Board Structure and Processes

We and our Board are committed to the highest standards of corporate governance and ethics. As part of this commitment, the Board has adopted a set of Corporate Governance Principles that sets out our policies on:

- selection and composition of the Board;
- Board leadership;
- Board composition and performance;
- responsibilities of the Board;
- the Board's relationship to senior management;
- meeting procedures;
- Committee matters; and
- leadership development.

The Board regularly reviews and, if appropriate, revises the Corporate Governance Principles and other governance instruments, including the charters of its Audit and Finance, Compensation and Governance Committees, in accordance with rules of the SEC and the NYSE. The Board has also adopted a Code of Business Conduct and Ethics and has designated it as the code of ethics for our Chief Executive Officer and senior financial officers.

Copies of these documents are available, free of charge, on our website at *https://investors.nvent.com/corporate-governance/default.aspx*.

Board Leadership Structure

We do not have a policy requiring the positions of Chairman of the Board and Chief Executive Officer to be held by different persons. Rather, the Board has the discretion to determine whether the positions should be combined or separated. The Board determined, in connection with the Separation, that it is currently in the Company's best interests to separate the positions of Chairman of the Board and Chief Executive Officer. Ms. Wozniak currently serves as our Chief Executive Officer and Mr. Hogan currently serves as our Chairman of the Board.

In addition, the Board will annually select an independent Lead Director whenever the Chairman is not an independent director. Our current Lead Director is Mr. Monahan. The Lead Director shall have the responsibilities set forth in the Corporate Governance Principles or as requested by the Board, including:

- chairing the Board in the absence of the Chairman of the Board;
- presiding over executive sessions of the Board when the Chairman is an employee of the Company;
- in conjunction with the Chairman of the Compensation Committee and the Chairman of the Board, reporting to the Chief Executive Officer on the Board's annual review of her performance;
- in conjunction with the Chairman of the Board, approving the agenda for Board meetings, including scheduling to assure sufficient time for discussion of all agenda items;
- in conjunction with the Chairman of the Board and Committee Chairs, ensuring an appropriate flow of information to the Directors;
- holding one-on-one discussions with individual directors where requested by directors or the Board; and
- carrying out other duties as requested by the Board.

Board and Committee Self-Assessments

The Board annually conducts a self-assessment of the Board and each Committee. The assessment process consists of a written evaluation comprising both quantitative scoring and narrative comments on a range of topics, including the composition and structure of the Board, the type and frequency of communications and information provided to the Board and the Committees, the Board's effectiveness in carrying out its functions and responsibilities, the effectiveness of the Committee structure, directors' preparation and participation in the meetings and the values and culture displayed by the Board members. The evaluation responses are compiled by a third party and shared with the Chairman, Lead Director and Governance Committee Chair who lead a discussion of the assessment results at the following Board meeting.

In addition, a verbal assessment is conducted at the end of every Board and Committee meeting.

Board Education

Board education is an ongoing, year-round process, which begins when a director joins our Board. Upon joining our Board, new directors are provided with a comprehensive orientation to our company, including our business, strategy and governance. For example, new directors typically participate in one-on-one introductory meetings with our senior business and functional leaders. On an ongoing basis, directors receive presentations on a variety of topics related to their work on the Board and within the industry, both from senior management and from experts outside of the company. Directors may also enroll in continuing education programs sponsored by third parties at our expense.

Corporate Governance Matters

Committees of the Board

The Board has three standing committees comprised solely of independent directors: the Audit and Finance Committee, the Compensation Committee and the Governance Committee. The committee members generally also meet in executive session without management present at each meeting.

4 MEETINGS OF THE nVENT BOARD OF DIRECTORS		
5 Meetings of the Audit and Finance Committee	**3** Meetings of the Compensation Committee	**3** Meetings of the Governance Committee

Audit and Finance Committee

Members:

Ronald L. Merriman (Chair), Susan M. Cameron, William T. Monahan and Herbert K. Parker.

All members have been determined to be independent under SEC and NYSE rules. Mr. Parker also serves on the audit committees of Apogee Enterprises Inc., American Axle & Manufacturing, Inc. and TriMas Corporation. The Board has determined that Mr. Parker's simultaneous service on such committees would not impair his ability to effectively serve on our Audit and Finance Committee.

Role:

The Audit and Finance Committee is responsible, among other things, for assisting our Board with oversight of our accounting and financial reporting processes, oversight of our financing strategy, investment policies and financial condition, audits of our financial statements, and monitoring the effectiveness of our systems of internal control, internal audit and risk management. These responsibilities include the integrity of the financial statements, compliance with legal and regulatory requirements, the independence and qualifications of our external auditor and the performance of our internal audit function and of the external auditor. The Committee is directly responsible for the appointment, compensation, evaluation, terms of engagement (including retention and termination) and oversight of the independent registered public accounting firm. The Committee holds meetings periodically with our independent and internal auditors, our Board and management to review and monitor the adequacy and effectiveness of reporting, internal controls, risk assessment and compliance with our policies.

Report:

You can find the Audit and Finance Committee Report under "Audit and Finance Committee Report" of this Proxy Statement.

Financial Experts:

The Board has determined that all members of the Committee are financially literate under NYSE rules and that each qualifies as an "audit committee financial expert" under SEC standards.

Compensation Committee

Members:

**Jerry W. Burris (Chair),
Brian M. Baldwin,
Michael L. Ducker and
David H. Y. Ho.**

All members have been determined to be independent under SEC and NYSE rules.

Role:

The Compensation Committee sets and administers the policies that govern executive compensation. This includes establishing and reviewing executive base salaries and administering cash bonus and equity-based compensation under the nVent Electric plc 2018 Omnibus Incentive Plan. The Committee also sets the Chief Executive Officer's compensation based on the Board of Director's annual evaluation of her performance. The Committee has engaged an independent compensation consulting firm to aid the Committee in its annual review of our executive compensation programs for continuing appropriateness and reasonableness and to make recommendations regarding executive officer compensation levels and structures. In reviewing our compensation programs, the Committee also considers other sources to evaluate external market, industry and peer company practices. Information regarding the independence of the consulting firm is included under "Compensation Discussion and Analysis – Compensation Consultant." A more complete description of the Compensation Committee's practices can be found under "Compensation Discussion and Analysis" under the headings "Comparative Framework" and "Compensation Consultant."

Report:

You can find the Compensation Committee Report under "Compensation Committee Report" of this Proxy Statement.

Governance Committee

Members:

**David H.Y. Ho (Chair),
Brian M. Baldwin,
Jerry W. Burris and
Michael L. Ducker**

All members have been determined to be independent under NYSE rules.

Role:

The Governance Committee is responsible for, among other things, identifying individuals qualified to become directors and recommending nominees to the Board for election at Annual General Meetings. In addition, the Committee monitors developments in director compensation and, as appropriate, recommends changes in director compensation to the Board of Directors. The Committee is also responsible for reviewing annually and recommending to the Board of Directors changes to our corporate governance principles and administering the annual Board and Board Committee self-assessment. Finally, the Committee oversees public policy matters and compliance with our Code of Business Conduct and Ethics.

Attendance at Meetings

The Board held four meetings in 2018 following the Separation. Members of the Board are expected to attend all scheduled meetings of the Board and the Committees on which they serve and all Annual and Extraordinary General Meetings. In each regularly scheduled Board meeting, the independent directors also met in executive session, without the Chief Executive Officer or other members of management present. All directors attended all meetings of the Board and all meetings of the Committees on which they served during the period for which such persons served as directors in 2018.

Director Compensation

Director compensation is recommended by the Governance Committee and approved by the Board. We use a combination of cash and equity-based incentive compensation to attract and retain qualified directors. Compensation of our directors reflects our belief that a significant portion of directors' compensation should be tied to long-term growth in shareholder value. Ms. Wozniak, our Chief Executive Officer, is our only employee director; she receives no separate compensation for her Board service. Directors do not receive fees for meeting attendance.

Director Retainers

The annual retainers for non-employee directors' service on the Board and Board Committees in 2018 were as follows:

Board Retainer	$ 80,000
Chairman of the Board Supplemental Retainer	$140,000
Lead Director Supplemental Retainer	$ 30,000
Audit and Finance Committee Chair Supplemental Retainer	$ 20,000
Compensation Committee Chair Supplemental Retainer	$ 15,000
Governance Committee Chair Supplemental Retainer	$ 12,000
Audit and Finance Committee Retainer	$ 12,500
Compensation Committee Retainer	$ 7,500
Governance Committee Retainer	$ 7,500

Equity Awards

Non-employee directors also receive an annual grant with a value of $130,000. Grants are made in the form of restricted stock units, which vest one year after the grant date. Share withholding is allowed to cover the taxes on restricted stock unit vesting. Directors are restricted from selling nVent ordinary shares until they meet the stock ownership guideline of five times the annual board retainer within five years. Each restricted stock unit represents the right to receive one of our ordinary shares upon vesting and includes one dividend equivalent unit, which entitles the holder to all cash dividends declared on one of our ordinary shares from and after the date of grant. Dividend equivalent units are accrued during the vesting period, and paid to directors in cash at the same time the related restricted stock units vest.

Stock Ownership Guidelines for Non-Employee Directors

Stock Ownership for Directors Serving as of December 31, 2018

	Share Ownership[1]	12/31/18 Market Value ($)[2]	Ownership Guideline ($)	Meets Guideline
Brian M. Baldwin	17,562,998	394,464,935	400,000	Yes[3]
Jerry W. Burris	29,573	664,210	400,000	Yes
Susan M. Cameron	5,278	118,544	400,000	No[4]
Michael L. Ducker	5,130	115,220	400,000	No[4]
David H. Y. Ho	15,996	359,270	400,000	No[4]
Randall L. Hogan	642,349	14,427,162	400,000	Yes
Ronald L. Merriman	26,060	585,318	400,000	Yes
William T. Monahan	59,818	1,343,515	400,000	Yes
Herbert K. Parker	5,130	115,220	400,000	No[4]

[1] Except as indicated otherwise below, the amounts in this column include ordinary shares owned by the director, both directly and indirectly, and unvested restricted stock units.

[2] Based on the closing market price for our ordinary shares on December 29, 2018 of $22.46.

[3] Reflects shares owned by certain funds and investment vehicles managed by Trian Fund Management, L.P. ("Trian"). These shares are deemed to be held by Mr. Baldwin for purposes of the company's stock ownership guidelines.

[4] Non-employee directors have until the later of five years after their election or appointment as a director to meet the stock ownership guideline. All Directors were first elected as directors in 2018, and therefore do not need to meet the stock ownership guideline until 2023.

Director Compensation Table

The table below summarizes the compensation that we paid to non-employee directors for 2018.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Brian M. Baldwin	63,333	129,994	—	—	—	—	193,327
Jerry W. Burris	73,333	129,994	—	—	—	—	203,327
Susan M. Cameron	61,667	129,994	—	—	—	—	191,661
Michael L. Ducker	63,333	129,994	—	—	—	—	193,327
David H. Y. Ho	71,333	129,994	—	—	—	—	201,327
Randall L. Hogan	146,667	129,994	—	—	—	—	276,661
Ronald L. Merriman	75,000	129,994	—	—	—	—	204,994
William T. Monahan	81,667	129,994	—	—	—	—	211,661
Herbert K. Parker	61,667	129,994	—	—	—	—	191,661

(1)   The amounts in column (c) represent the aggregate grant date fair value, computed in accordance with Accounting Standards Codification Topic 718 ("ASC 718"), of restricted stock units granted during 2018. Restricted stock units are valued at market value on the date of grant and are expensed over the vesting period. As of December 31, 2018, each director had the unvested restricted stock units and deferred share units shown in the table below.

Name	Unvested Restricted Stock Units	Deferred Share Units
Brian M. Baldwin	5,130	—
Jerry W. Burris	5,130	—
Susan M. Cameron	5,130	—
Michael L. Ducker	5,130	—
David H. Y. Ho	5,130	—
Randall Hogan	5,130	—
Ronald L. Merriman	5,130	442
William T. Monahan	5,130	13,359
Herbert Parker	5,130	—

(2)   No stock options were granted to our non-employee directors during 2018. As of December 31, 2018, each then-serving director had the outstanding stock options shown in the table below. In each case, the options reported were originally granted as options to purchase Pentair ordinary shares and were converted to options to purchase nVent ordinary shares in connection with the Separation.

Name	Outstanding Stock Options
Brian Baldwin	—
Jerry W. Burris	38,665
Susan Cameron	—
Michael Ducker	—
David H. Y. Ho	22,017
Randall Hogan	1,769,355
Ronald L. Merriman	38,665
William T. Monahan	38,665
Herbert Parker	—

Executive Compensation

<table>
<tr><td>**Proposal 2**</td><td>## Approve, by Non-Binding Advisory Vote, the Compensation of the Named Executive Officers

✓ The Board recommends a vote **FOR** approval of the compensation of the Named Executive Officers</td></tr>
</table>

In accordance with Section 14A of the Securities Exchange Act of 1934, the Board is asking the shareholders to approve, by non-binding advisory vote, the compensation of the Named Executive Officers disclosed in the sections below titled "Compensation Discussion and Analysis" and "Executive Compensation Tables."

Executive compensation is an important matter to the Board and the Compensation Committee and to our shareholders. We have designed our executive compensation programs to align executive and shareholder interests by rewarding the achievement of specific annual and long-term goals that create long-term shareholder value. We believe that our executive compensation programs provide competitive compensation that will motivate and reward executives for achieving annual and long-term financial and strategic objectives, provide rewards commensurate with performance to incentivize the Named Executive Officers to perform at their highest levels, encourage growth and innovation, attract and retain the Named Executive Officers and other key executives and align our executive compensation with shareholders' interests through the use of equity-based incentive awards.

The Compensation Committee has overseen the development and implementation of our executive compensation programs in line with these compensation objectives. The Compensation Committee also continuously reviews, evaluates and updates our executive compensation programs to ensure that we provide competitive compensation that motivates the Named Executive Officers to perform at their highest levels while increasing long-term value to our shareholders.

> With these compensation objectives in mind, the Compensation Committee has taken a number of compensation actions to align with our shareholders' interests, including the following:
>
> - Annual cash incentives for the Named Executive Officers are based on performance goals that correlate strongly with two primary objectives: profitable growth and consistent, strong cash flow.
> - A significant portion of total compensation is "at risk" if certain performance goals are not satisfied or otherwise subject to our future performance.
> - Executive officers must comply with robust stock ownership guidelines.

These and other actions demonstrate our continued commitment to align executive compensation with shareholders' interests while providing competitive compensation to attract, motivate and retain the Named Executive Officers and other key executives. We will continue to review and adjust our executive compensation programs with these goals in mind to ensure the long-term success of our company and generate increased long-term value to our shareholders.

This non-binding advisory vote gives you an opportunity to express your views about our executive compensation programs. As we further align our executive compensation programs with the interests of our shareholders while continuing to retain key talented executives that drive our company's success, we ask that you approve the compensation of the Named Executive Officers.

The resolution in respect of this Proposal 2 is an ordinary resolution. The text of the resolution in respect of Proposal 2 is as follows:

"**IT IS RESOLVED**, that, on a non-binding, advisory basis, the compensation of nVent Electric plc's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related disclosures contained in nVent Electric plc's proxy statement is hereby approved."

Vote Requirement

Approval, by non-binding advisory vote, of the compensation of the Named Executive Officers requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting.

✓ **Each of the Board and the Compensation Committee recommends a vote FOR the approval of the compensation of the Named Executive Officers.**

Compensation Committee Report

The Committee has reviewed and discussed the following Compensation Discussion and Analysis with management and, based on such review and discussions, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2018.

THE COMPENSATION COMMITTEE

Jerry W. Burris, Chair
Brian M. Baldwin
David H.Y. Ho
Michael L. Ducker

Compensation Discussion and Analysis

Overview of Compensation Program and Objectives

The Compensation Committee sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing our annual incentive compensation plan;
- overseeing our long-term incentive compensation plan;
- approving all awards under those plans;
- annually evaluating risk considerations associated with our executive compensation programs; and
- annually approving all compensation decisions for executive officers, including those for the Chief Executive Officer and the other Named Executive Officers.

The Committee believes that the most effective executive compensation program aligns executive initiatives with shareholders' economic interests. The Committee seeks to accomplish this by rewarding the achievement of specific annual and long-term goals that create lasting shareholder value.

The Committee's specific objectives include:

- motivating and rewarding executives for achieving annual and long-term financial objectives;
- aligning management and shareholder interests by encouraging employee stock ownership;
- providing rewards commensurate with company performance;
- encouraging growth and innovation; and
- attracting and retaining top-quality executives and key employees.

To balance the objectives described above, our executive compensation program uses the following direct compensation elements:

- base salary, to provide fixed compensation competitive in the marketplace;
- annual incentive compensation, to reward short-term performance against specific financial targets; and
- long-term incentive compensation, to link management incentives to long-term value creation and shareholder return.

We also provide retirement, limited perquisites and other benefits, to attract and retain executives over the longer term.

The Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation against the Committee's goals. The mix of total direct compensation for 2018 for our Chief Executive Officer and the average of the other Named Executive Officers is shown in the chart on page 33.

Our Compensation Best Practices

What We Do	What We Don't Do
✔ Double-trigger change in control severance	✘ No excise tax gross-ups
✔ Comprehensive clawback policy that applies to annual incentive and equity compensation	✘ No hedging or pledging transactions by executive officers involving our ordinary shares
✔ Rigorous stock ownership requirements and holding periods	✘ No backdating or repricing of stock options
✔ Targets for performance metrics aligned to financial goals communicated to shareholders	✘ No liberal share recycling under stock incentive plan
✔ Alignment of pay and shareholder performance	✘ No delivery or payment of dividends on unvested equity awards
✔ Engagement of an independent compensation consultant	✘ No multi-year compensation guarantees
✔ Limited perquisites	✘ No employment contracts

2018 Business Results*

On April 30, 2018, we completed our Separation from Pentair plc and our launch as an independent, publicly-traded company. nVent is a $2.2 billion in sales, high-performance electrical company with a dedicated team of approximately 9,000 people and trusted brands such as CADDY, ERICO, HOFFMAN, RAYCHEM, SCHROFF and TRACER. Known for innovation, quality and reliability, our products connect and protect, consistently delivering value to industrial, commercial, residential, energy and infrastructure customers. From heat trace cables to critical equipment enclosures to labor-efficient fastening systems, we empower customers to improve performance, lower costs and reduce downtime.

With a culture rooted in continuous improvement, the core of our operating model is Spark, our management system. Spark has five elements: People, Growth, Lean, Digital and Velocity. Together, they provide the mindset and operating system to propel the success of our new company. Spark supports the high performance culture we are building at nVent. Spark has five elements: People Growth, Lean, Digital and Velocity:

- **People** are at the core of Spark, positively impacting our business and growing their careers
- **Growth** is the foundation of Spark, driving shareholder, customer and employee value
- **Lean** is the relentless pursuit of eliminating waste and increasing velocity
- **Digital** transforms our products and how we do business, improving both customer and employee experiences
- **Velocity** is increasing speed in all we do for each other and our customers

In our first year as a new stand-alone public company, nVent delivered full-year 2018 results as follows:

- Sales of $2.2 billion were up 6%; organic sales up 5% led by our focus on one nVent, key verticals and new products
- Operating income was $311 million versus $316 million in 2017. On an adjusted basis, segment income excluding corporate and other costs was $474 million, up 5% compared to full-year 2017
- Net cash provided by operating activities was $344 million and total pro forma free cash flow was $301 million
- Returned approximately $120 million in cash to shareholders through dividends and share repurchases

---

* *Please see Appendix A for reconciliation of GAAP to non-GAAP financial measures included in this section. For the first four months of the year ended December 31, 2018, certain expenses of Pentair were allocated to nVent and included in corporate and other costs.*

Sales
$US Millions



Our sales during 2018 were $2,214 million, up 6% compared to $2,098 million in 2017. Sales is a key metric in our Management Incentive Plan, detailed beginning on page 34.

Segment Income
$US Millions



Operating income in 2018 was $311 million compared to $316 million in 2017. Our segment income increased 3% on an adjusted basis over the prior year to $424 million in 2018 from $410 million in 2017 and up 5% on an adjusted basis excluding corporate and other cost. Segment income is a key metric in our Management Incentive Plan, detailed beginning on page 34.

Our new leadership team was in place at the beginning of the year and appointed as officers of nVent upon our launch as an independent, publicly-traded company. Compensation levels for all of our officers are based on a newly established executive compensation peer group (see Comparative Framework discussion on page 31). To ensure a one nVent focus and strong teamwork, all members of our leadership team were assigned to short- and long-term incentive plans that are tied to the overall performance of nVent. Strong sales performance exceeded our goals, resulting in above target annual incentive payments for 2018 (see Annual Incentive Compensation discussion beginning on page 34). We also met our cash flow commitments. While we improved segment income year-over-year, our profitability gains lagged our sales gains. As result, annual incentive awards for our executive officers were reduced from 123% to 110% of target overall, to better align payout levels with business results. nVent is committed to ensuring that our executive pay programs are always closely aligned with the business results and support the interests of our shareholders.

Separation Related Actions

On April 30, 2018, we completed our Separation from Pentair plc and our launch as an independent, publicly traded company.

Pre-Separation Decisions and Oversight

The total compensation arrangements for our Named Executive Officers in 2018 were established in accordance with Pentair's policies by Pentair and its Compensation Committee in anticipation of the Separation and the roles to be assumed by executive officers following the Separation. Ms. Wozniak was an executive officer of Pentair prior to the Separation and, as such, her annual compensation prior to Separation was approved by the Pentair Compensation Committee in her role as an executive officer of Pentair.

Our other Named Executive Officers were also employed by Pentair prior to the Separation, but were not executive officers of Pentair. In anticipation of the Separation, the Pentair Compensation Committee, with recommendations from its independent compensation consultant, adopted an initial peer group for nVent for benchmarking purposes. To establish our peer group, Pentair's Compensation Committee sought companies similar to nVent in size and characteristics, using the same criteria used for establishing Pentair's peer group (i.e. publicly traded on a major exchange, similar in business scope and/or operations, within a reasonable revenue range and engaged in the same or similar industry to nVent). The initial peer group can be found on page 32. Additionally, Pentair's management and the Pentair Compensation Committee developed compensation packages, including base salaries, target annual incentives, and recommended annual equity grant values, for our other Named Executive Officers. The compensation packages were based on multiple reference points including but not limited to comprehensive market data, scope of responsibility, critical needs and skill sets, experience, leadership potential and succession planning, and Committee judgement.

Prior to the Separation, Pentair engaged Aon Hewitt to provide consulting services in connection with certain executive compensation matters related to the Separation.

Post-Separation Decisions and Oversight

Following the Separation, our Compensation Committee has been responsible for determining our compensation programs and policies for our executive officers and approving the compensation levels applicable to them. In such capacity, our Compensation Committee:

Reviewed the Total Compensation Arrangements for 2018 for our Executive Officers Established by Pentair

The Committee worked with its independent compensation consultant, Willis Towers Watson, to review the 2018 total compensation arrangements established by Pentair for our executive officers to ensure they appropriately reflect the industry focus and size of our post-Separation business.

Reviewed the New Executive Compensation Comparator Groups

The Committee also asked Willis Towers Watson to review the initial peer group established by Pentair's Compensation Committee to ensure it reflected our post-Separation business focus and size (see page 32). Following the review, the Committee established a revised peer group for 2019 (see page 32).

Separated 2018 Incentive Plans

The Committee established separate annual and long-term incentive plans for our company that were in effect for the full 2018 fiscal year. The Pentair Compensation Committee had developed recommendations for separate plans for 2018 prior to the Separation, and our Compensation Committee considered these recommendations and approved separate plans applying to the full 2018 fiscal year immediately following the Separation. While the Separation was completed on April 30, 2018, the Committee wanted to ensure that our management team was focused on their respective business goals for the entire year.

Approved 2018 Long-Term Incentive Awards

The Committee reviewed the recommendations from the Pentair Compensation Committee for our 2018 Long-Term Incentive awards to ensure the award totals and equity mix were appropriate and aligned management's interests with our shareholders. Following their review, the Committee approved the awards effective May 7, 2018 (see page 36).

Approved Executive Compensation and Equity Policies

The Committee established several policies that govern aspects of our executive compensation and equity programs including our robust Stock Ownership Guidelines (see page 37), Policy Prohibiting Hedging and Pledging, Equity Holding Policy and Clawback Policy (see pages 38).

The Compensation Committee will continue to closely review and evaluate the effectiveness of the executive compensation programs. Our pay-for-performance philosophy and desire to closely align the interest of our management teams with those of our shareholders will continue to guide executive compensation decisions.

Treatment of Equity-Based Compensation Awards upon the Separation

As determined by the Pentair Compensation Committee in connection with the Separation, all outstanding Pentair equity-based awards held by nVent employees, including our Named Executive Officers, were adjusted using the following principles:

- All restricted stock unit, stock option, and performance share unit awards granted before May 9, 2017, were converted based on a "bifurcation" method into awards relating to both nVent shares and Pentair shares, and the exercise price of, and number of shares subject to, each award were adjusted so that the aggregate value of the two awards preserved the intrinsic value of the original Pentair award, as measured immediately before and immediately after the Separation.
- All restricted stock unit, stock option, and performance share unit awards granted after May 9, 2017 were converted based on a "concentration" method into awards relating solely to nVent shares, and the exercise price of, and number of shares subject to, each award were adjusted so that the value of the award preserved the intrinsic value of the original Pentair award, as measured immediately before and immediately after the Separation.

Additionally, in anticipation of the Separation, the Pentair Compensation Committee approved the conversion of all outstanding performance share units granted in 2016 and 2017 to restricted stock units by determining the extent to which the performance goals established for such awards were considered satisfied at the time of the Separation, as follows:

- 2016 performance share units were converted to restricted stock units at 125% of the target level
- 2017 performance share units were converted to restricted stock units at 100% of the target level

The converted performance share units continue to vest over their original three-year performance period, such that vesting will occur at the end of the original performance period or at such earlier times as were provided under the terms of the original performance share unit award.

Comparative Framework

In setting compensation for our executive officers, including our Named Executive Officers, the Committee uses competitive compensation data from an annual total compensation study of selected peer companies (our "Comparator Group") and other relevant survey sources to inform its decisions about overall compensation opportunities and specific compensation elements. Additionally, the Committee uses multiple reference points when establishing targeted compensation levels. The Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as company, business unit and individual performance, scope of responsibility, critical needs and skill sets, experience, leadership potential and succession planning. Our Compensation Committee selects companies for inclusion in the Comparator Group based on several important criteria:

- publicly-traded on a major exchange;
- similar in business scope and/or operations to our segments and global in nature;
- within a reasonable revenue range (generally 0.5x to 2x) compared to our revenue;
- where we compete for talent; and
- engaged in the same or a similar industry to ours, based on Global Industry Classification Standard ("GICS") code: industrial machinery, electrical components and equipment, agricultural and farm machinery, building products, electronic components, industrial conglomerates and security and alarm services.

Compensation Discussion and Analysis

In anticipation of the Separation, the Pentair Compensation Committee, with recommendations from its independent advisor, adopted an initial peer group for nVent for benchmarking purposes. To establish our peer group, Pentair's Compensation Committee sought companies similar to nVent in size and characteristics, using the above criteria. Based on such criteria, the Pentair Compensation Committee selected the following companies as our initial peer group for benchmarking purposes:

A.O. Smith Corporation	Actuant Corporation	Acuity Brands, Inc.
Atkore International Group Inc.	Belden Inc.	Colfax Corporation
EnerSys	Generac Holdings Inc.	General Cable Corporation
Hubbell Incorporated	IDEX Corporation	Lincoln Electric Holdings, Inc.
Littelfuse, Inc.	Regal Beloit Corporation	Snap-on Incorporated
The Timken Company	Valmont Industries, Inc.	Woodward Inc.

The initial peer group companies had revenues ranging from approximately $1.10 billion to $4.17 billion, with median revenues of approximately $2.69 billion.

> Following the Separation, our Compensation Committee worked with Willis Towers Watson to develop a Comparator Group for establishing the compensation for 2019. Willis Towers Watson recommended the following changes: 1) the removal of A.O. Smith Corporation, Snap-on Incorporated, and Valmont Industries, Inc. because they were not closely representative of nVent's business; and 2) the addition of AMETEK, Inc., Graco Inc., ITT Inc., and SPX Corporation because they are more closely representative of nVent's business and are considered peers by many of nVent's current peer companies. Our updated Comparator Group for 2019 includes the following 19 peer companies, which had revenues ranging from approximately $1.10 billion to $4.30 billion, with median revenues of approximately $2.58 billion. Our revenue for 2018 was $2.2 billion.

Actuant Corporation	Acuity Brands, Inc.	AMETEK, Inc.
Atkore International Group Inc.	Belden Inc.	Colfax Corporation
EnerSys	Generac Holdings Inc.	General Cable Corporation
Graco Inc.	Hubbell Incorporated	IDEX Corporation
ITT Inc.	Lincoln Electric Holdings, Inc.	Littelfuse, Inc.
Regal Beloit Corporation	SPX Corporation	The Timken Company
Woodward, Inc.		

2018 Compensation Program Elements

We have three elements of total direct compensation: base salary, annual incentives and long-term incentives, which are described below. We also provide limited perquisites (see page 37) and standard retirement and health and welfare benefits (see pages 38 and 39).

2018 Target Direct Compensation Mix

CEO



Other NEOs



Base Salaries

We provide each Named Executive Officer with a fixed base salary. In setting base salaries, the Committee generally references comparable positions at peer companies based on available market data, which include published survey data and proxy statement data for our Comparator Group. The Committee considers compensation at comparable companies, and does not set base salaries based on a particular peer group benchmark or any single factor. Differences in base salaries among the Named Executive Officers are determined by the Committee based on numerous factors such as competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's level of responsibility, experience and individual performance.

In connection with the Separation, the Pentair Compensation Committee approved an increase in Ms. Wozniak's base salary from $520,000 to $820,000 effective at the time of Separation to reflect her new role as Chief Executive Officer of nVent. Prior to the Separation, base salaries for non-executive officers, including Mr. Pettit at the time, were set according to Pentair's general process for determining non-executive officer salaries, which includes input from each officer's manager and approval by the Chief Executive Officer. As part of the general process, Mr. Pettit received an annual merit increase of 2.7% for 2018.

In connection with each of Ms. McMahan's, Mr. Lammers' and Ms. Heath's commencement of employment on October 2, 2017, December 1, 2017, and December 4, 2017, respectively, the Pentair Compensation Committee set their base salaries based on a wide range of factors, including their anticipated scope of responsibilities at nVent, a market review, the individual's prior compensation level and arm's length negotiations with each individual.

Annual Incentive Compensation

To provide competitive compensation to attract and retain top talent while linking pay to annual performance, we pay a portion of our executives' cash compensation as incentive compensation tied to annual business performance as measured against annual goals established by the Committee. In 2018, we provided cash annual incentive compensation to our executive officers, including the Named Executive Officers, under our Management Incentive Plan ("MIP"). MIP awards were granted under the nVent Electric plc 2018 Omnibus Incentive Plan.

Each Named Executive Officer's targeted level of incentive compensation opportunity under the MIP is set as a percentage of base salary, based on the Committee's review of their independent advisor's recommendations, relevant survey data and, in the case of Named Executive Officers other than the Chief Executive Officer, the recommendations of the Chief Executive Officer. The Committee generally sets each executive's target incentive compensation opportunity with reference to the Comparator Group's target payouts and does not set target incentive compensation opportunities based on a particular peer group benchmark or any single factor.

The actual target incentive compensation opportunity set by the Committee for each Named Executive Officer varies depending on a wide range of factors, including competitive conditions for the Named Executive Officer's position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer's performance, level of responsibility and experience. An executive officer's base salary multiplied by the incentive compensation opportunity percentage establishes the target incentive compensation for which the executive officer is eligible.

In anticipation of the Separation, the Pentair Compensation Committee determined incentive compensation targets in 2018 for all our executive officers. At the time of the Separation, Ms. Wozniak's target was increased from 80% to 100% of base salary to reflect her new role as Chief Executive Officer. Accordingly, her total annual incentive opportunity for 2018 was pro-rated to reflect the mid-year target change.

These incentive compensation targets as a percentage of salary and a dollar amount, based on the annual base salary in effect on December 1, 2018, were as follows:

	Pre-Separation Target (% of Salary)	Post-Separation Target (%)	Total 2018 Target ($)[1]
Beth A. Wozniak[1]	80	100	766,590
Stacy P. McMahan	75	75	375,000
Jon D. Lammers	65	65	292,500
Thomas F. Pettit	50	50	192,500
Lynnette R. Heath	65	65	243,750

[1] Target dollar amount reflects pro-ration between pre-Separation and post-Separation target percentages.

Actual incentive compensation awarded to each Named Executive Officer may range from 0 to 2.35 times the target, depending on actual company and individual performance, as described below.

For the 2018 MIP, the Pentair Compensation Committee, with recommendations from Ms. Wozniak, recommended for approval by the nVent Compensation Committee the performance measures for the 2018 MIP that were applicable to nVent's management employees. In anticipation of the Separation, each of these performance measures were based solely on nVent's (and not Pentair's) performance during 2018. The three performance measures that applied to each of our Named Executive Officers were Income, Revenue, and Free Cash Flow, each measured with respect to nVent's company-wide performance. The performance goals that applied to each of our Named Executive Officers, as well as the weight assigned to each performance goal and the corresponding payout levels were as follows:

Financial Performance Measure	Weight (%)	Threshold (Required for any payout; payouts begin at 75%) ($)	Target (100% payout) ($)	Superior Performance (200% payout) ($)	Excellence (300% payout) ($)
Income (income before income taxes excluding interest expense, loss on sale of businesses, loss on early extinguishment of debt, restructuring, separation costs, intangible amortization, pension and other post-retirement mark-to-market loss and tradename and other impairment)	35	404 million	433 million	455 million	480 million
Revenue (gross sales less applicable deductions for discounts, returns, and price adjustments)	35	2,098 million	2,170 million	2,250 million	N/A
Free Cash Flow (cash from operating activities less capital expenditures, plus proceeds from sale of property and equipment)	30	285 million	320 million	365 million	N/A

The target levels for the performance goals were aligned with the enterprise objectives in our annual operating plan. To provide an added performance incentive, the Committee determined that the amount of incentive compensation related to each performance goal would be scaled according to the amount by which the measure exceeded or fell short of the target. The Committee also determined that the performance goals for revenue and free cash flow should have a threshold level below which no incentive compensation would be earned, and that potential payouts would be scaled from 0.75 at the threshold to 2.0 times at the maximum, as detailed above. For income, the Committee set the threshold at 0.75 and the maximum potential payout at 3.0 times the target.

The actual incentive compensation of each Named Executive Officer was determined by multiplying the eligible target incentive compensation amount by a multiplier determined as described above. Taking into account the adjustments described below the following table, for 2018, actual results as measured by the performance goals under the MIP for each of our Named Executive Officers were as follows:

Financial Performance Measure	Weight (%)	Actual Financial Results ($)	Payout (%)	Weighted Payout (%)[1]
Income (As Adjusted for the MIP)	35	424.6 million	92.8	32.5
Revenue	35	2,226.9 million	171.1	59.9
Free Cash Flow	30	321.0 million	102.2	30.6
Total	100			123.0

Adjustments to operating income for factors specified in the MIP included: restructuring and other charges ($7.7 million), separation costs ($45.0 million), intangible asset amortization ($60.9 million), corporate allocations (-$0.8 million) and foreign exchange impact ($1.0 million). Adjustments to free cash flow for factors specified in the MIP include cash payments related to separation costs of $20.2 million. Based on the foregoing, the Named Executive Officers received the MIP payouts that are reflected in the "Non-Equity Incentive Plan Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

The Committee reviews and certifies our level of achievement for each performance measure before any payments are made. Under the terms of the MIP, the Committee has discretion to reduce any Named Executive Officer's annual cash bonus prior to payment. For 2018, Management recommended, and the Committee agreed, to exercise negative discretion for the 2018 MIP payout thus reducing the annual incentive payout from 123% to 110% of target overall. While aggregate financial and operational performance was quite strong, management and the Committee wanted to reinforce the commitment to pay-for-performance, profitable growth and shareholder value creation.

2018 Long-Term Incentive Compensation

We believe the long-term incentive compensation is an important element of executive compensation tied to building and sustaining our company's value through ordinary share performance over time. The mix of long-term incentive award types for our Named Executive Officers in 2018 was as follows:

Equity Mix

2018



Prior to the Separation, the Pentair Compensation Committee recommended for approval the 2018 annual grant targets for long-term incentive compensation for our executive officers. The Pentair Compensation Committee referenced benchmark data (including compensation surveys, Comparator Group information and other data provided by its compensation consultant) in formulating their recommendations for approval, but did not set award levels based on a particular peer group benchmark or single factor. Pentair's past practice had been to grant long-term incentive awards at the beginning of the year. However, in anticipation of the Separation and based upon recommendations from management, Pentair decided to delay the 2018 annual grants until after the Separation. As a result, following the Separation, our Committee reviewed the recommendations from Pentair's Compensation

Committee and approved the long-term incentive compensation awards for nVent's executive officers, including the mix of awards. On May 7, 2018, the Committee granted all then-serving executive officers, including each of the Named Executive Officers, a mix of the following award types under our nVent Electric plc 2018 Omnibus Incentive Plan:

- *Stock options:* The stock options remain outstanding for ten-years and vest at a rate of one-third per year. In recognition of the delay in the 2018 annual grants due to the Separation, our Committee approved using January 1 of each of the first three years after the grant date as the vesting dates for the stock options granted in 2018. Going forward, we anticipate that our future stock option grants generally will use the first three anniversaries of the grant date as the vesting dates.

- *Restricted stock units:* Each restricted stock unit represents the right to receive one of our ordinary shares upon vesting and includes one dividend equivalent unit, which entitles the holder to a cash payment equal to all cash dividends declared on our ordinary shares from and after the date of grant. Dividend equivalent units are accrued during the vesting period and paid to participants in cash at the same time the related restricted stock units vest. One-third of the restricted stock units vest each year. In recognition of the delay in the 2018 annual grants due to the Separation, our Committee approved using January 1 of each of the first three years after the grant date as the vesting dates for the restricted stock units granted in 2018. Going forward we anticipate that our future restricted stock unit grants generally will use the first three anniversaries of the grant date as the vesting dates.

- *Performance share units:* Each performance share unit represents the right to receive one of our ordinary shares at the end of a three-year performance period if specified performance goals are achieved. Similar to restricted stock units, performance share units include dividend equivalent units that are accrued during the vesting period, and paid to participants in cash at the same time, and only to the extent that, the related performance share units vest. For the performance share units granted in 2018 relating to the performance period 2018-2020, the nVent Compensation Committee approved adjusted earnings per share ("EPS") as the measure because they feel it aligns closely with shareholder value creation, and is critical to achieve for a newly public company. The performance goal and corresponding payout levels for 2018 were as follows:

Metrics	Weight (%)	Threshold (50% payout) ($)	Target (100% payout) ($)	Superior Performance (200% payout) ($)	Excellence (300% payout) ($)
Adjusted EPS	100.0	1.81	2.08	2.31	2.43

Payouts would be scaled for performance between threshold and target and between target and maximum.

We did not issue any founders grants to any of our executive officers in connection with the Separation. However, the Pentair Compensation Committee approved a one-time equity-based award in 2018 for Mr. Pettit in connection with the Separation. The award was in the form of restricted stock units subject to 4-year cliff-vesting and had an aggregate grant date fair value of approximately $400,000.

The total number of shares subject to all the stock options, restricted stock units and performance share units, and the values of the awards, granted to the Named Executive Officers in 2018 are reflected under "Executive Compensation Tables-Grants of Plan-Based Awards in 2018." The value of restricted stock units that vested for each Named Executive Officer in 2018 and the value of options exercised by each Named Executive Officer in 2018 are shown in the table under "Executive Compensation Tables-2018 Option Exercises and Stock Vested Table."

Going forward, because our Compensation Committee believes that it is valuable to award executive compensation that is tied to building and sustaining our company's value through ordinary share performance over time in order to align management's interests with our shareholders, we plan to continue to grant a portion of our executive officer's direct compensation in the form of equity-based compensation each year.

Perquisites and Other Personal Benefits

We provide limited benefits and perquisites to executive officers that are not available to the general employee population. Special benefits include an annual executive physical and a deferred compensation plan. Certain executives also received sporting event tickets during 2018. Additionally, spouses or guests of executive officers may be provided travel and/or entertainment benefits related to business events at which their attendance is expected and appropriate, such as company recognition events or trips, or social events held for marketing or other business purposes. These benefits are generally provided with little or no incremental cost to the Company.

Stock Ownership Guidelines

The Committee has established stock ownership guidelines for the Named Executive Officers and other executives to motivate them to become significant shareholders, and to further encourage long-term performance and growth, and to align their interests with those of shareholders generally. The Committee monitors executives' compliance with these guidelines and periodically reviews the definition of "stock ownership" to reflect the practices of companies in the Comparator Group. "Stock ownership" currently includes ordinary shares owned by the officer both directly and indirectly, the pro-rated portion of the officer's unvested restricted stock units, shares held by the officer in his or her qualified retirement plan account, and shares acquired under our employee stock purchase plan. Stock ownership does not include performance share units until they are earned at the end of the performance period. The Committee determined that, over a period of five years from appointment, certain executives should accumulate and hold ordinary shares equal to specified multiples of base salary. The multiples of base salary required by the guidelines are as follows:

Executive Level	Stock Ownership Guidelines (as a multiple of salary)
Chief Executive Officer	6.0x base salary
Executive Vice President and Chief Financial Officer	3.0x base salary
Executive Vice President and Chief Integrated Supply Chain Officer; Executive Vice President and Chief Human Resources Officer; Executive Vice President and General Counsel and Secretary; Executive Vice President and Chief Growth and Strategy Officer; Segment Presidents	2.5x base salary
Other key executives	2.0x base salary

Due to their recent appointments in connection with the Separation, none of the Named Executive Officers has yet met his or her ownership guideline. However, each of them has five years from the date of the Separation to meet his or her ownership guideline.

Equity Holding Policy

We maintain an equity holding policy under which executive officers subject to our stock ownership guidelines are required to retain 100% of the net number of shares acquired under equity awards until the ownership guidelines are satisfied.

This policy may be waived to the extent its application to any individual executive officer would cause undue hardship to the executive officer.

Clawback Policy

The Committee believes it is appropriate to hold all executives accountable for actions or omissions that result in significant reputational or financial harm to our company. Accordingly, the Committee has adopted a clawback policy under which certain incentive compensation earned by our executives, including executive officers, may be recouped or forfeited if the executive's fraud or intentional misconduct is a significant contributing factor to a restatement of financial results. The incentive compensation subject to this policy includes short-term and long-term incentive compensation to the extent the compensation was paid, credited or earned during the year after the financial results were first disclosed. In addition, all nVent employees who receive incentive compensation under the nVent Electric plc 2018 Omnibus Plan are subject to an additional forfeiture policy that requires forfeiture or cancellation of all awards and grants of every type, whether or not then vested on the employee's last day of service if the employee's termination was due to (a) a material violation of our policies, including any policy contained in our Code of Business Conduct, (b) embezzlement from, or theft of property belonging to us or any of our affiliates, (c) willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties, or (d) other intentional misconduct whether related to employment or otherwise, which has, or has the potential to have, a material adverse effect on our business or the business of our affiliates.

Policy Prohibiting Hedging and Pledging

We maintain a policy that prohibits our executive officers and directors from engaging in hedging or pledging transactions involving our ordinary shares or other nVent securities.

Retirement and Other Benefits

Our Named Executive Officers and other eligible executives and employees may participate in a qualified retirement plan and a nonqualified deferred compensation plan, both of which are described below. Ms. Wozniak is also eligible to participate in a Supplemental Executive Retirement Plan, which is described below under "Executive Compensation

Tables – Pension Benefits." We also provide other benefits such as medical, dental, life insurance and disability coverage to substantially all of our full-time U.S. salaried employees, including the Named Executive Officers. We aim to provide employee and executive benefits at levels that reflect competitive market levels.

Qualified Retirement Plan

For 2018, our U.S. employees, including our Named Executive Officers, were eligible to participate in the Pentair, Inc. Retirement Savings and Stock Incentive Plan ("Pentair RSIP Plan"), a tax-qualified 401(k) retirement savings plan under which they could contribute up to 50% of their base salary and incentive compensation on a before-tax basis and 15% of compensation on an after-tax basis. We matched an amount equal to one dollar for each dollar contributed to the RSIP by participating employees on the first 5% of their regular earnings to incent employees to make contributions to our retirement plan. The RSIP Plan limits the amount of cash compensation considered for contribution purposes to the maximum imposed by the Code, which was $275,000 in 2018.

Amounts deferred, if any, under the Pentair RSIP Plan by the Named Executive Officers are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns under "Executive Compensation Tables-Summary Compensation Table." Amounts contributed by us to the Pentair RSIP Plan for the Named Executive Officers are included in the "All Other Compensation" column under "Executive Compensation Tables-Summary Compensation Table." Matching contributions are generally made a year in arrears.

Medical, Dental, Life Insurance and Disability Coverage

Employee benefits such as medical, dental, life insurance and disability coverage are available to all full-time U.S.-based participants through our active employee plans. In addition to these benefits for active employees, we provide post-retirement medical and dental coverage to certain retirees in accordance with the legacy company plans which applied at the time the employees were hired. We provide up to one and a half times annual salary (up to $1,000,000) in life insurance, and up to $15,000 per month in long-term disability coverage. The value of these benefits is not required to be included in the Summary Compensation Table since they are made available to all full-time U.S. salaried employees.

Other Paid Time-Off Benefits

We also provide vacation and other paid holidays to all employees, including the Named Executive Officers, which we have determined to be comparable to those provided at other large companies.

Deferred Compensation

We sponsor a non-qualified deferred compensation program, called the Sidekick Plan, for our U.S. executives within or above the pay grade that has a midpoint annual salary of $176,900 in 2018. This plan permits executives to defer up to 25% of their base salary and 75% of their annual cash incentive compensation. Executives also may defer receipt of restricted stock units and/or performance share units. We normally make contributions to the Sidekick Plan on behalf of participants with respect to each participant's contributions from that portion of his or her income above the maximum imposed by the U.S. Internal Revenue Code of 1986, as amended (the "Code"), which was $275,000 in 2018, but below the Sidekick Plan's compensation limit of $700,000. Please see the narrative following the "Nonqualified Deferred Compensation Table" below for additional information on our contributions.

Participants in the Sidekick Plan may invest their account balances in a number of possible mutual fund investments. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for the Plan. We do not guarantee or subsidize any investment earnings under the Plan, and our ordinary shares are not a permitted investment choice under the Plan, although deferred restricted stock units and performance share units are automatically invested in shares.

Amounts deferred, if any, under the Sidekick Plan by the Named Executive Officers are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns under "Executive Compensation Tables-Summary Compensation Table." Our contributions allocated to the Named Executive Officers under the Sidekick Plan are included in the "All Other Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

Severance and Change-in-Control Benefits

We provide severance and change-in-control benefits to selected executives to provide for continuity of management upon a threatened or completed change in control. These benefits are designed to provide economic protection to key executives following a change in control of our company so that our executives can remain focused on our business without undue personal concern. We believe that the security that these benefits provide helps our key executives to remain focused on our ongoing business and reduces the key executive's concerns about future employment. We also believe that these benefits allow our executives to consider the best interests of our company and its shareholders due to the economic security afforded by these benefits. We do not include an automatic single trigger change in control vesting, or excise tax gross-ups. We currently provide only the following severance and change-in-control benefits to our executive officers:

- We have agreements with our key corporate executives and other key leaders, including all Named Executive Officers, that provide for contingent benefits upon a change in control or upon a covered termination following a change in control.

- The nVent Electric plc 2018 Omnibus Incentive Plan provides that, upon a change in control, all options, restricted stock and restricted stock units that are unvested become fully vested; all performance awards (other than annual incentive awards) are paid in full based on performance at the better of target or trend; and all annual incentive awards are paid based on full satisfaction of the performance goals (i.e., target). In addition, if an employee's employment is involuntarily terminated for a reason other than cause, death or disability, or if an employee who is a Board-appointed corporate officer voluntarily terminates employment for good reason, then the employee's outstanding awards under the nVent Electric plc 2018 Omnibus Incentive Plan will be eligible for continued or accelerated vesting as described below under "Executive Compensation Tables-Potential Payments Upon Termination or Change In Control."

- Upon certain types of terminations of employment (other than a termination following a change in control), severance benefits may be paid to the Named Executive Officers at the discretion of the Committee.

We explain these benefits more fully below under "Executive Compensation Tables-Potential Payments Upon Termination or Change In Control."

On February 18, 2019, our affiliate, nVent Management Company, adopted effective March 1, 2019 a Severance Plan for Executives (the "Severance Plan") under which our executives, including our Named Executive Officers, are eligible to receive severance benefits in the event of a qualifying termination of employment to the extent the terms and conditions of the Severance Plan are satisfied. A qualifying termination generally includes an involuntary termination for any reason other than cause, permanent disability or death. "Cause" for purposes of the Severance Plan is defined generally as a material violation of our policies; embezzlement from, or theft of property belonging to, us or one of our affiliates; willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties; or other intentional misconduct that has, or has the potential to have, a material adverse effect on our business.

In the event of a qualifying termination of the employment of any of our Named Executive Officers and the satisfaction of the Severance Plan's terms and conditions, the severance benefits would be equal to the product of (1) a severance multiplier and (2) the sum of the Named Executive Officer's base salary and target annual bonus. The severance multiplier is two for our Chief Executive Officer and one and one-half for our other Named Executive Officers. The affected Named Executive Officer would also continue to be eligible to participate in our health plan at his or her active employee rate for a benefit continuation period of 24 months for our Chief Executive Officer and 18 months for our other Named Executive Officers. We may, in our discretion, pay for the cost of outplacement services for up to 12 months. As a condition for eligibility for the Severance Plan, participants must complete a participation agreement under which they agree to comply with customary restrictive covenants for 24 months, in the case of our Chief Executive Officer, and 18 months, in the case of our other Named Executive Officers.

Impact of Tax Considerations

As a result of the Tax Cuts and Jobs Act, Section 162(m) of the Code generally limits to $1,000,000 the amount of compensation that we can deduct in any one year with respect to certain covered executives, including our Named Executive Officers (excluding only certain performance-based compensation that is payable pursuant to a binding contract that was in place as of November 2, 2017). However, our Compensation Committee intends to set compensation for our executive officers at levels that it believes are necessary to attract, motivate, retain and reward executives, even if a portion of such compensation is not deductible under Section 162(m).

The Committee also considers the impact of other tax provisions, such as the restrictions on deferred compensation set forth in Section 409A of the Code, and attempts to structure compensation in a tax-efficient manner, both for the Named Executive Officers and for our company.

Compensation Consultant

Following the Separation and following the assessment and determination of Willis Towers Watson's independence from nVent's management, the Compensation Committee engaged Willis Towers Watson as the Compensation Committee's independent compensation consultant. See "Corporate Governance Matters – Committees of the Board – Compensation Committee." Before engaging Willis Towers Watson as its independent compensation consultant, the Compensation Committee considered all factors relevant to Willis Towers Watson's independence from management in accordance with its charter and applicable New York Stock Exchange requirements. Based on its consideration of these factors, the Compensation Committee concluded that Willis Towers Watson was independent from management. The only other services provided by Willis Towers Watson in 2018 to our company in addition to its service as compensation consultant to the Compensation Committee was a de minimis amount of benefits consulting.

At the direction of the Committee, Willis Towers Watson advises the Committee in implementing and overseeing appropriate compensation programs and policies. As part of this process, Willis Towers Watson provides the Committee with comparative market data based on analyses of the practices of the Comparator Group defined above under "Comparative Framework" and relevant survey data. The comparative market data that Willis Towers Watson provides address the structure of the compensation programs maintained by the Comparator Group companies as well as the amount of compensation they provide. Willis Towers Watson provides guidance on industry best practices and advises the Committee in determining appropriate ranges for base salaries, annual incentives and equity compensation for each senior executive position.

Evaluating the Chief Executive Officer's Performance

The Board and the Compensation Committee employ a formal rating process to evaluate the Chief Executive Officer's performance. As part of this process, the Board reviews financial and other relevant data related to the performance of the Chief Executive Officer at each meeting of the Board throughout the year. At the end of the year, each non-management director provides an evaluation and rating of the Chief Executive Officer's performance in various categories. The Committee Chair submits a consolidated rating report and the Committee's recommendations regarding the Chief Executive Officer's compensation to the non-management directors for review and ratification. The Chairman of the Board, Chairman of the Committee, and the Lead Director chair a discussion with the directors in executive session without the Chief Executive Officer present. From that discussion, the Committee finalizes the Chief Executive Officer's performance rating. The Chairman of the Board, the Chairman of the Committee, and the Lead Director review the final performance rating results and commentary with the Chief Executive Officer. The Committee takes the performance rating and financial data into account in determining the Chief Executive Officer's compensation and the adoption of goals and objectives for the Chief Executive Officer for the following year.

Equity Award Practices

The Committee reviews and approves all equity awards to newly hired or promoted executives at regular meetings throughout the year. As a rule, the Committee grants awards to newly hired or promoted executives that are effective the earlier of the last day of the month following the date of hire or promotion or the last day of the month following the date of the Committee meeting at which the grant is approved. If the last day of such month is a day on which the NYSE is not open for trading, then the grant date will be the first day of the following month on which the NYSE is open for trading. The Committee has also given the Chief Executive Officer discretion to grant equity awards to non-executive officers as required throughout the year (other than normal annual grants, which are granted by the Committee) within the guidelines of the nVent Electric plc 2018 Omnibus Incentive Plan, up to a maximum grant date value of $1,500,000 total for 2018. The Chief Executive Officer provides a summary report to the Committee Chair disclosing the aggregate awards granted by the Chief Executive Officer during the preceding fiscal year. All options are granted with an exercise price equal to fair market value based on the closing share price on the effective day of grant.

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by each of the Named Executive Officers for the years ended December 31, 2016, 2017 and 2018.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[1][5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total Compensation ($)
Beth A. Wozniak Chief Executive Officer	2018	716,193	—	2,100,002	699,486	843,249	276,363	52,362	4,687,655
	2017	485,000	—	975,009	324,994	503,826	297,769	75,162	2,661,760
	2016	485,000	—	666,660	332,988	226,447	212,586	54,461	1,978,142
Stacy P. McMahan[8] Executive Vice President and Chief Financial Officer	2018	500,000	—	656,255	218,590	412,500	—	34,404	1,821,749
	2017	125,000	—	499,984	—	121,736	—	152,766	899,486
Jon D. Lammers[8] Executive Vice President, General Counsel and Secretary	2018	450,000	—	449,988	149,890	321,750	—	252,259	1,623,887
Thomas F. Pettit[8] Executive Vice President and Chief Integrated Supply Chain Officer	2018	385,000	55,000	586,906	62,456	211,750	—	45,616	1,346,728
Lynnette R. Heath[8] Executive Vice President and Chief Human Resources Officer	2018	375,000	—	337,503	112,417	268,125	—	25,163	1,118,208
	2017	29,830	500,000	600,032	—	—	—	—	1,129,862

[1] The amounts shown in the "Salary" and "Non-Equity Incentive Plan Compensation" columns are not reduced by any deferrals under our nonqualified deferred compensation plans.

[2] The amount in column (d) for Mr. Pettit for 2018 represents a one-time cash bonus award granted in connection with work completed for the Separation.

[3] The amounts in column (e) represent the aggregate grant date fair value, computed in accordance with ASC 718, of restricted stock units and performance share units granted during each year. The values attributable to the 2018 grants of restricted stock units were as follows: Ms. Wozniak – $699,992; Ms. McMahan – $218,760; Mr. Lammers – $149,987; Mr. Pettit. – $461,904; and Ms. Heath – $112,510. The values attributable to the 2018 grants of performance share units were based on the probable outcome of the performance conditions at the time of grant, and were as follows: Ms. Wozniak – $1,400,010; Ms. McMahan – $437,495; Mr. Lammers – $300,000; Mr. Pettit – $125,002; and Ms. Heath – $224,994. The maximum values of the 2018 grants of performance share units at the time of grant assuming that the highest level of performance conditions are attained, are as follows: Ms. Wozniak – $4,200,029; Ms. McMahan – $1,312,485; Mr. Lammers – $900,001; Mr. Pettit – $375,007; and Ms. Heath – $674,982. Restricted stock units are valued at market value on the date of grant and are expensed over the vesting period. The performance share units vest based on the

satisfaction of a three-year service period and the achievement of certain performance metrics over that same period. Upon vesting, performance share unit holders receive dividends that accumulate during the vesting period. The fair value of these performance share units is determined based on the closing market price of our ordinary shares at the date of grant. Compensation expense is recognized over the period an employee is required to provide service based on the estimated vesting of the performance share units granted. The estimated vesting of the performance share units is based on the probability of achieving certain financial performance metrics during the three year vesting period.

(4) The amounts in column (f) represent the aggregate grant date fair value, computed in accordance with ASC 718, of stock options granted during each year. We estimated the fair value of each stock option award on the date of grant in accordance with FASB ASC Topic 718 using a Black-Scholes option pricing model, modified for dividends and using the following weighted average assumptions: risk-free interest rate of 2.53%; expected dividend yield of 2.94%; expected share price volatility of 25.5%; and expected term of 6.1 years. These estimates require us to make assumptions based on historical results, observance of trends in our peer group's share prices, changes in option exercise behavior, future expectations and other relevant factors. We based the expected life assumption on Pentair's historical experience as well as the terms and vesting periods of the options granted. For purposes of determining expected volatility, we considered a rolling average of historical volatility of our peer group measured over a period approximately equal to the expected option term. The risk-free rate for periods that coincide with the expected life of the options is based on the U.S. Treasury Department yield curve in effect at the time of grant.

(5) The amounts in column (g) with respect to 2018 reflect cash awards to the named individuals pursuant to awards under the MIP in 2018, which were determined by the Compensation Committee at its February 18, 2019 meeting and, to the extent not deferred by the executive, paid shortly thereafter.

(6) The amounts in column (h) reflect, for those Named Executive Officers who participated in our pension plans, the increase in the actuarial present value of the Named Executive Officer's accumulated benefits under such pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. We do not provide any above market or preferential earnings on amounts deferred under our non-qualified deferred compensation plans.

(7) The table below shows the components of column (i) for 2018, which include perquisites and other personal benefits; and the Company contributions under the Sidekick Plan, RSIP Plan and the Employee Stock Purchase Plan:

	(a)	(b)	(c)	(d)
Name	Other Perquisites and Personal Benefits ($)(a)	Contributions under Defined Contribution Plans ($)(b)	Matches under the Employee Stock Purchase Plan ($)	Total All Other Compensation
Beth A. Wozniak	10,812	39,300	2,250	52,362
Stacy P. McMahan	14,880	17,440	2,083	34,404
Jon D. Lammers	238,509	13,750	—	252,259
Thomas F. Pettit	11,452	31,914	2,250	45,616
Lynnette R. Heath	10,241	13,750	1,172	25,163

(a) The amounts shown in column (a) consist of the relocation assistance in the amount of $1,855 and $167,774 and related tax gross-ups provided to Ms. McMahan and Mr. Lammers, respectively (the gross-up was in the amount of $4,753 for Ms. McMahan and $54,971 for Mr. Lammers); the aggregate incremental cost of sporting event tickets in the amount of $5,200 each for Ms. McMahan, Mr. Lammers, Mr. Pettit and Ms. Heath; payments to Ms. Wozniak ($1,906) and Ms. Heath ($1,543) to make them whole for taxes on imputed income resulting from attendance at a sales incentive event at which they were accompanied by their spouses; the cost of annual executive physicals for Ms. Wozniak, Ms. McMahan, Mr. Lammers and Mr. Pettit; wellness program rewards for Ms. Wozniak and Mr. Lammers; and a fitness center reimbursement for Ms. Wozniak. The relocation assistance to Ms. McMahan and Mr. Lammers was provided pursuant to a policy that applies generally to all of our executives, and the wellness program rewards and fitness center reimbursement were provided pursuant to a broad-based policy that applies generally to U.S. employees.

(b) The amount shown in column (b) for each individual reflects amounts contributed by us to the RSIP Plan and the Sidekick Plan during 2018. In the case of the Sidekick Plan, the amounts contributed by us during 2018 relate to salary deferrals in 2017.

(8) Because Ms. McMahan and Ms. Heath first became named executive officers in the Form 10 covering 2017 compensation, the Summary Compensation Table includes only two years of their compensation. Because Mr. Lammers and Mr. Pettit have not previously been named executive officers, the Summary Compensation Table includes only one year of their compensation.

Grants of Plan-Based Awards in 2018

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Name	Grant Date	Compensation Committee Approval Date[1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Beth A. Wozniak	05/07/2018	05/07/2018				27,625	55,249	165,747				1,400,010
	05/07/2018	05/07/2018							27,624			699,992
	05/07/2018	05/07/2018								3,933	25.34	19,822
	05/07/2018	05/07/2018								134,854	25.34	679,664
			574,943	766,590	1,801,487							
Stacy P. McMahan	05/07/2018	05/07/2018				8,633	17,265	51,795				437,495
	05/07/2018	05/07/2018							8,633			218,760
	05/07/2018	05/07/2018								11,838	25.34	59,664
	05/07/2018	05/07/2018								31,533	25.34	158,926
			281,250	375,000	881,250							
Jon D. Lammers	05/07/2018	05/07/2018				5,920	11,839	35,517				300,000
	05/07/2018	05/07/2018							5,919			149,987
	05/07/2018	05/07/2018								11,838	25.34	59,664
	05/07/2018	05/07/2018								17,902	25.34	90,226
			219,375	292,500	687,375							
Thomas F. Pettit	01/02/2018	12/4/2017							16,867			399,416
	05/07/2018	05/07/2018				2,467	4,933	14,799				125,002
	05/07/2018	05/07/2018							2,466			62,488
	05/07/2018	05/07/2018								11,838	25.34	59,664
	05/07/2018	05/07/2018								554	25.34	2,792
			144,375	192,500	452,375							
Lynnette R. Heath	05/07/2018	05/07/2018				4,440	8,879	26,637				224,994
	05/07/2018	05/07/2018							4,440			112,510
	05/07/2018	05/07/2018								11,838	25.34	59,664
	05/07/2018	05/07/2018								10,467	25.34	52,754
			182,813	243,750	572,813							

[1] The Compensation Committee's practices for granting options, restricted stock units and performance share units, including the timing of all grants and approvals thereof, are described under "Compensation Discussion and Analysis – 2018 Long-Term Incentive Compensation."

[2] The amounts shown in column (d) to which no grant date applies reflect the total of the threshold payment levels for each element under our MIP. This amount is 75% of the target amounts shown in column (e). The amounts shown in column (f) are 235% of such target amounts for each Named Executive Officer. These amounts are based on the individual's current position and base salary as in effect on December 1, 2018.

[3] The amounts shown in column (g) as having been granted on May 7, 2018, reflect the total of the threshold payment levels for the performance share units granted in 2018 under the nVent Electric plc 2018 Omnibus Incentive Plan, which is 50% of the target amounts shown in column (h). The amounts shown in column (j) are 300% of such target amounts. Any amounts payable with respect to performance units would be paid in March 2021, based on cumulative performance for the period 2018 to 2020.

[4] The amounts shown in column (j) reflect the number of restricted stock units granted to each Named Executive Officer in 2018 under the nVent Electric plc 2018 Omnibus Incentive Plan.

[5] The amounts shown in column (k) reflect the number of options to purchase ordinary shares granted to each Named Executive Officer in 2018 under the nVent Electric plc 2018 Omnibus Incentive Plan.

[6] The amounts shown in column (m) reflect the grant date fair value of the awards of restricted stock units, performance share units and stock options computed in accordance with ASC 718.

Outstanding Equity Awards at December 31, 2018

| Name | Stock Awards | | | | | | | | |
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares of Stock or Units That Have Not Been Vested (#)[2]	Market Value of Shares of Stock or Units That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)[3]
Beth A. Wozniak						70,609	1,585,875		
								55,249	1,240,893
	—	65,191[5]		18.25	9/15/2025				
	21,592	10,797[6]		16.65	1/4/2026				
	8,741	17,482[7]		19.57	1/3/2027				
	—	138,787[8]		25.34	5/7/2028				
Stacy P. McMahan						29,646	665,849		
								17,265	387,772
	—	43,371[8]		25.34	5/7/2028				
Jon D. Lammers						16,623	373,353		
								11,839	265,904
	—	29,740[8]		25.34	5/7/2028				
Thomas F. Pettit						37,313	838,059		
								4,933	110,795
	5,410	2,707[9]		16.61	3/1/2026				
	2,169	4,340[10]		20.22	3/1/2027				
	—	12,392[8]		25.34	5/7/2028				
Lynnette R. Heath						30,131	676,742		
								8,879	199,422
	—	22,305[9]		25.34	5/7/2028				

[1] The exercise price for all stock option grants is the fair market value of our ordinary shares on the date of grant.

(2) For the restricted stock unit awards granted to Ms. Wozniak on September 15, 2015, to Ms. McMahan on October 31, 2017, to Mr. Lammers on December 4, 2017, to Mr. Pettit on January 2, 2018 and to Ms. Heath on December 4, 2017, 100% of the award will vest on the fourth anniversary of the grant date. For the restricted stock unit awards granted in 2018, one-third of the award will vest on January 1 of each of the first three years after the grant date. For all other awards of restricted stock units, one-third of the award will vest on each of the first, second, and third anniversaries of the grant date. The grant dates of the restricted stock unit awards are as follows:

Name	Grant Date	Number of Restricted Stock Units
Beth A. Wozniak	9/15/2015	16,192
	1/4/2016	2,255
	1/3/2017	3,739
	5/7/2018	27,624
	1/4/2016	9,064
	1/3/2017	11,734
Stacy P. McMahan	10/31/2017	21,013
	5/7/2018	8,633
Jon D. Lammers	12/4/2017	10,704
	5/7/2018	5,919
Thomas F. Pettit	12/15/2015	12,785
	3/1/2016	565
	3/1/2017	928
	1/2/2018	16,867
	5/7/2018	2,466
	3/1/2016	2,255
	3/1/2017	1,448
Lynnette R. Heath	12/4/2017	25,691
	5/7/2018	4,440

(3) The amounts in these columns were calculated by multiplying the closing market price of our ordinary shares on the last trading day of our most recently completed fiscal year of $22.46 by the number of unvested restricted stock units or performance share units, as applicable.

(4) The number of performance share units shown in this column reflects the target performance level for the 2018 awards, in accordance with SEC regulations requiring that the number of units be based on achieving threshold performance goals or, if the previous fiscal year's performance has exceeded the threshold, the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance.

Name	Vesting Date	Number of Performance Share Units
Beth A. Wozniak	12/31/2020	55,249
Stacy P. McMahan	12/31/2020	17,265
Jon D. Lammers	12/31/2020	11,839
Thomas F. Pettit	12/31/2020	4,933
Lynnette R. Heath	12/31/2020	8,879

(5) 100% of these options will vest on each of the fourth anniversary of the grant date, September 15, 2015.

(6) One-third of these options will vest on each of the first, second and third anniversaries of the grant date, January 4, 2016.

(7) One-third of these options will vest on each of the first, second and third anniversaries of the grant date, January 2, 2017.

(8) One-third of these options will vest on January 1 of years 2019, 2020, and 2021.

(9) One-third of these options will vest on each of the first, second and third anniversaries of the grant date, March 1, 2016.

(10) One-third of these options will vest on each of the first, second and third anniversaries of the grant date, March 1, 2017

As described above under the heading "Treatment of Equity-Based Compensation Awards upon the Separation," in connection with the Separation, all restricted stock unit, stock option, and performance share unit awards granted before May 9, 2017 that were held by nVent employees, were converted based on a "bifurcation" method into awards relating to both nVent shares and Pentair shares, and the exercise prices and number of shares subject to each award were adjusted so that the aggregate value of the two awards preserved the intrinsic value of the original Pentair award, as measured immediately before and immediately after the Separation. The preceding table includes only those awards that relate to nVent shares.

2018 Option Exercises and Stock Vested Table

The following table shows a summary of the stock options exercised by the Named Executive Officers in 2018 and the restricted stock or restricted stock units vested for the Named Executive Officers during 2018.

	Option awards		Stock awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Beth A. Wozniak	—	—	4,124	295,925
Stacy P. McMahan	—	—	—	—
Jon D. Lammers	—	—	—	—
Thomas F. Pettit	—	—	13,814	344,930
Lynnette R. Heath	—	—	—	—

[1] Reflects the amount calculated by multiplying the number of options exercised by the difference between the market price of our ordinary shares on the exercise date and the exercise price of options.

[2] Reflects the amount calculated by multiplying the number of shares vested by the market price of our ordinary shares on the vesting date or, in the case of any vesting that occurred prior to the Separation, reflects the number of shares of Pentair that vested and their then-current market price.

2018 Pension Benefits

Listed below are the number of years of credited service and present value of accumulated pension benefits as of December 31, 2018 under the nVent Management Company Supplemental Executive Retirement Plan ("SERP") for Ms. Wozniak, the only Named Executive Officer eligible for the SERP. The SERP is described in detail following the table below. The disclosed benefit for Ms. Wozniak is an actuarial estimate only and does not necessarily reflect the actual amounts that will be paid to Ms. Wozniak, which will only be known at the time that she becomes eligible for payment.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Beth A. Wozniak	SERP	3	786,718	—

[1] Includes years of credited service with Pentair prior to the Separation.

[2] SERP benefits are payable following retirement at age 55 or later in the form of an annuity. The actuarial present values above were calculated using the following methods and assumptions:

- SERP present values were based on the accrued benefit payable at age 65 and were calculated as of December 31, 2018.
- Present values for the SERP are based on a 180-month-certain only annuity.
- The present value of SERP benefits as of December 31, 2018 was calculated assuming a 4.25 interest rate.

The actual amount of pension benefits ultimately paid to Ms. Wozniak may vary based on a number of factors, including differences from the assumptions used to calculate the amounts.

The nVent Management Company Supplemental Executive Retirement and Restoration Plan

The SERP is an unfunded, nonqualified defined benefit pension plan. The only employees that are eligible to participate in the SERP are those who were participating in Pentair's Supplemental Executive Retirement Plan at the time of the Separation. Benefits under the SERP vest upon the completion of five years of benefit service (which is all service at Pentair and nVent following initial participation in Pentair's plan). As of the date of this Proxy Statement, Ms. Wozniak, the only Named Executive Officer eligible for the SERP, was not fully vested in her SERP benefit.

Benefits under the SERP are based upon the number of an employee's years of service following initial participation in Pentair's plan and the highest average earnings for a five calendar-year period (ending with retirement). Compensation covered by the SERP for Ms. Wozniak equals the amounts set forth in the "Salary" column under "Executive Compensation Tables-Summary Compensation Table" and 2018 incentive compensation paid under the MIP in March 2019 set forth in the "Non-Equity Incentive Plan Compensation" column under "Executive Compensation Tables-Summary Compensation Table."

Benefits under the SERP are calculated as:

- final average compensation as defined above; multiplied by
- benefit service percentage, which equals 15% multiplied by years of benefit service.

Nonqualified Deferred Compensation Table

The following table sets forth the contributions, earnings, distributions and 2018 year-end balances for each of the Named Executive Officers under our Sidekick Plan described under "Compensation Discussion and Analysis – Retirement and Other Benefits – Deferred Compensation." Contributions we make to the Sidekick Plan are intended to make up for contributions to our qualified retirement plan (which, for 2018, was the Pentair RSIP), including our matching contributions, for cash compensation above the maximum imposed by the Code, which was $275,000 in 2018. Because the Code does not permit contributions on amounts in excess of that limit under a tax-qualified plan, the Sidekick Plan is designed to permit matching contributions on compensation in excess of the maximum imposed by the Code. We make these matching contributions to the Sidekick Plan on amounts in excess of the maximum imposed by the Code, but below the $700,000 compensation limit contained in our Sidekick Plan (such contributions by a Named Executive Officer, "Covered Sidekick Compensation").

Name	Executive Contributions in 2018 ($)[1]	Registrant Contributions in 2018 ($)[2]	Aggregate Earnings/(Loss) in 2018 ($)[3]	Aggregate Withdrawals/ Distributions in 2018 ($)	Aggregate Balance at December 31, 2018 ($)[4]
Beth A. Wozniak	28,292	21,500	(29,586)	—	274,859
Stacy P. McMahan	25,208	3,750	(2,384)	—	31,648
Jon D. Lammers	107,813	—	(10,130)	—	97,683
Thomas F. Pettit	109,649	14,114	(84,393)	(79,165)	802,822
Lynnette R. Heath	—	—	—	—	—

[1] Reflects the amount of cash compensation each Named Executive Officer deferred in 2018 under the Sidekick Plan. These amounts were previously reported in the "Salary" or "Non-Equity Incentive Compensation" column of the Summary Compensation Table for 2018.

[2] Equals the total contributions we made in 2018 under the Sidekick Plan for each Named Executive Officer, which are included in the column labeled "All Other Compensation" above. For 2018, the total amount reflected matching contributions equal to one dollar for each dollar contributed up to 1% of Covered Sidekick Compensation, and 50 cents for each incremental dollar contributed on the next 5%, deferred in 2017 by each Named Executive Officer; we normally make matching contributions one year in arrears. For deferrals in 2018, the matching contributions will be equal to one dollar for each dollar contributed up to 5% of Covered Sidekick Compensation.

[3] Reflects the amount of investment earnings realized by each Named Executive Officer on the investments chosen that are offered to participants in our Sidekick Plan, which are substantially the same as those offered in our RSIP Plan. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for these plans. We do not guarantee or subsidize any investment earnings in either Plan.

(4) Amounts deferred under the Sidekick Plan that have also been reported in the Summary Compensation Table for 2016 and 2017 for each Named Executive Officer are: Ms. Wozniak — $254,654; Ms. McMahan — $5,074; Mr. Lammers — $0; Mr. Pettit — $0; and Ms. Heath — $0. To the extent the amounts in this column are less than the amounts reported in the Summary Compensation Table since 2016, the difference is due to losses, withdrawals or distributions.

Potential Payments Upon Termination or Change in Control

Except for items described below, we have no agreements, arrangements, or plans that entitle executive officers to severance, perquisites, or other enhanced benefits upon termination of their employment; any such payments or benefits would be at the discretion of the Compensation Committee.

Change in Control Agreements

We have entered into agreements with certain key corporate executives and segment presidents, including all Named Executive Officers, that provide for contingent benefits upon a change in control. These agreements are intended to provide for continuity of management upon a completed or threatened change in control. The agreements provide that covered executive officers could be entitled to certain severance or other benefits following a change in control. If, following such a change in control, the executive officer is involuntarily terminated, other than for disability or for cause, or if such executive officer terminates his or her employment for conditions that constitute good reason, then the executive officer is entitled to certain severance payments. As previously disclosed, we have adopted a policy of not including automatic single trigger change in control vesting and excise tax gross-ups.

Under these agreements, "cause" means:

- engaging in intentional conduct that causes us demonstrable and serious financial injury;
- conviction of a felony; or
- continuing willful and unreasonable refusal by an officer to perform his or her duties or responsibilities.

Under these agreements, "good reason" means:

- a breach of the agreement by us;
- any reduction in an officer's base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits, or grant date fair value of annual equity-based awards;
- an officer's removal from, or any failure to reelect or reappoint him or her to serve in, any of the positions held with us on the date of the change in control or any other positions to which he or she is thereafter elected, appointed or assigned, except in the event that such removal or failure to reelect or reappoint relates to our termination of an officer's employment for cause or by reason of disability;
- a good faith determination by an officer that there has been a material adverse change in his or her working conditions or status relative to the most favorable working conditions or status in effect during the 180-day period prior to the change in control, or, to the extent more favorable to him or her, those in effect at any time while employed after the change in control, including a significant change in the nature or scope of his or her authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that we remedy within 10 days after receipt of written notice;
- relocation of an officer's principal place of employment to a location more than 50 miles from his or her principal place of employment on the date 180 days prior to the change in control;
- imposition of a requirement that an officer travel on business 20% in excess of the average number of days per month he or she was required to travel during the 180-day period prior to the change in control; or
- our failure to cause a successor to assume an officer's agreement.

Under these agreements, a "change in control" is deemed to have occurred if:

- any person is or becomes the beneficial owner of securities representing 30% or more of our outstanding ordinary shares or combined voting power;
- a majority of the Board changes in a manner that has not been approved by at least two-thirds of the incumbent directors or successor directors nominated by at least two-thirds of the incumbent directors;
- we consummate a merger, consolidation or share exchange with any other entity (or the issuance of voting securities in connection with a merger, consolidation or share exchange) which our shareholders have approved and in which our shareholders control less than 50% of combined voting power after the merger, consolidation or share exchange; or
- we consummate a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets which our shareholders have approved.

The benefits under the change in control agreements that could be triggered by a covered termination (which includes termination of the executive by us other than for death, disability or cause or by the executive for good reason) in connection with such a change in control include:

- severance payable upon termination in an amount equal to 200% of annual base salary plus the greatest of the executive's target bonus for the year of termination, the actual bonus paid with respect to the year prior to the change in control, or the actual bonus paid in the year prior to the change in control;
- replacement coverage for Company-provided group medical, dental and life insurance policies for up to two years;
- the cost of an executive search agency not to exceed 10% of the executive's annual base salary;
- for Ms. Wozniak only, the accelerated accrual and vesting of benefits under the SERP and up to three additional years of service can be credited, up to a maximum of seven years of service;
- up to $15,000 in fees and expenses of consultants and legal or accounting advisors; and
- all equity-based and cash incentive awards granted prior to the change in control will be subject to the terms of the incentive plan under which they were granted (including accelerated vesting, if provided for in the applicable plan), and all equity-based and cash incentive awards granted on or after the change in control will vest or be earned in full upon such termination.

In the case of each Named Executive Officer, the agreement also requires the executive to devote his or her best efforts to us or our successor during the two-year period following the change in control, to maintain the confidentiality of our information during and following employment and to refrain from competitive activities for a period of one year following termination of employment with us or our successor.

Change in Control and Termination Provisions of the Omnibus Incentive Plan

Change in Control Provisions

The nVent Electric plc 2018 Omnibus Incentive Plan (the "Omnibus Plan") provides that, upon a change in control:

- all outstanding options, restricted stock and restricted stock units that are not performance awards are immediately vested;
- all outstanding performance awards (other than annual incentive awards) are paid in full based on performance at the better of target or trend; and
- all outstanding annual incentive awards are paid based on full satisfaction of the performance goals.

Termination Provisions

- *Retirement.* If a Board-appointed corporate officer, including any of the Named Executive Officers, terminates employment in a retirement with at least 10 years of service, the Omnibus Plan provides as follows:
  - If the retirement is prior to age 60: unvested options vest pro-rata; restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest pro rata; and performance awards are paid on a pro rata basis based on target performance; or

- If the retirement is after age 60: options continue to vest and remain outstanding until the earlier of the option's expiration date and the fifth anniversary of the date of retirement; restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) vest in full; and performance awards are paid in full based on actual performance.

- *Death or Disability*. If any of the Named Executive Officers terminates employment as a result of death or disability, the Omnibus Plan provides that options, restricted stock and restricted stock units are immediately vested; and performance awards are paid in full based on actual performance.

- *Termination Without Cause or for Good Reason*. If any of the Named Executive Officers terminates employment in an involuntary termination for a reason other than cause, death or disability, or in a voluntarily termination for good reason, then the employee's outstanding awards under the Omnibus Plan will be eligible for continued or accelerated vesting, as described below. A termination of employment under these circumstances is referred to in the Omnibus Plan as a "Covered Termination." For a Named Executive Officer's termination to be considered a Covered Termination, the officer must execute a general release in a form and manner determined by us. Upon a Covered Termination, the Omnibus Plan provides that awards held by a Board-appointed corporate officer, including such a Named Executive Officer, will be treated as follows:

  - Stock options will remain outstanding, and will continue to vest in accordance with their terms as if the officer had remained in employment, until the earlier of the expiration date of the stock option and the fifth anniversary of the covered termination.

  - Restricted stock and restricted stock units (that are not performance awards or for which any performance goals have been satisfied) will vest in full.

  - Performance awards, including performance share units, will be paid following the end of the performance period based on achievement of the performance goals established for the awards as if the employee had not experienced a covered termination.

Under the Omnibus Plan, the term "cause" means an act or omission by the officer as is determined by the Plan administrator to constitute cause for termination, including but not limited to any of the following:

- a material violation of any company policy;

- embezzlement from, or theft of property belonging to, us or any of our affiliates;

- willful failure to perform, or gross negligence in the performance of, or failure to perform, assigned duties; or

- other intentional misconduct, whether related to employment or otherwise, which has, or has the potential to have, a material adverse effect on our business.

Under the Omnibus Plan, the term "good reason" means:

- any material breach by us of the terms of any employment agreement;

- any reduction in base salary or percentage of base salary available as incentive compensation or bonus opportunity;

- a good faith determination by the officer that there has been a material adverse change in the officer's working conditions or status; or

- a relocation of the principal place of employment to a location more than 50 miles.

For an event to constitute good reason, we must receive written notice and an opportunity to cure.

Benefits pursuant to these incentive plans are generally applicable to all other participants who meet the requisite criteria as well as to the Named Executive Officers.

Quantification of Compensation Payable upon a Change in Control or Termination of Employment

The amounts each Named Executive Officer would receive upon a termination as a result of a Covered Termination, a qualifying retirement with 10 years of service, death or disability, in each case in the absence of a change in control, is shown below. As required by the Securities and Exchange Commission rules, the amounts shown assume that such termination was effective as of December 31, 2018, and thus are estimates of the amounts that would actually be received. The actual amounts to be received can only be determined in connection with the termination event. As indicated in the table below, the only benefits the Named Executive Officer would be entitled to receive upon a termination as a result of a Covered Termination, a qualifying retirement with 10 years of service, death or disability, in each case in the absence of a change in control, relate to accelerated vesting or payment of long-term incentive awards under our Omnibus Plan. Any severance, perquisites, or other enhanced benefits upon termination of employment in the absence of a change in control would be at the discretion of the Compensation Committee.

Executive	Stock Option Vesting[1] ($)	Restricted Stock Unit Vesting[1] ($)	Performance Share Unit Vesting[2] ($)	Total ($)
Beth A. Wozniak	387,708	1,585,856	1,240,893	3,214,457
Stacy P. McMahan	—	665,849	387,772	1,053,621
Jon D. Lammers	—	373,353	265,904	639,257
Thomas F. Pettit	25,558	838,028	110,795	974,381
Lynnette R. Heath	—	676,742	199,422	876,164

[1] None of the restricted stock units or options would vest upon a retirement prior to 10 years of service, and only a pro rata portion of the restricted stock units and options would vest upon a retirement with 10 years of service prior to age 60.

[2] The amount shown assumes target performance. The actual amount is determined on the basis of actual performance through the end of the applicable performance period.

The table below shows the amount of compensation payable to each Named Executive Officer upon (1) a change in control without a termination of employment or (2) a change in control followed by a termination of employment (a) by us, other than for death, disability or cause or (b) by the executive for good reason. The amounts shown assume that such termination was effective as of December 31, 2018. The actual amounts to be paid out can only be determined in connection with a change in control or termination following a change in control.

	Cash Termination Payment[1] ($)	Stock Option Vesting[2] ($)	Restricted Stock Unit Vesting[2] ($)	Performance Share Unit Vesting[2] ($)	SERP & Related Pension[1] ($)	Annual Incentive Award[2] ($)	Outplacement[1] ($)	Legal & Accounting Advisors[1] ($)	Medical, Dental, Life Insurance[1] ($)	Total: Change in Control[3] ($)	Total: Change in Control Followed by Termination[3] ($)
Beth A. Wozniak	3,173,180	387,708	1,585,856	1,240,893	1,172,309	766,590	50,000	15,000	30,054	3,981,047	8,421,590
Stacy P. McMahan	1,750,000	—	665,849	387,772	—	375,000	50,000	15,000	40,254	1,428,621	3,283,875
Jon D. Lammers	1,485,000	—	373,353	265,904	—	292,500	45,000	15,000	39,360	931,757	2,516,117
Thomas F. Pettit	1,155,000	25,558	838,028	110,795	—	192,500	38,500	15,000	39,581	1,166,881	2,414,962
Lynnette R. Heath	1,237,500	—	676,742	199,422	—	243,750	37,500	15,000	39,522	1,119,914	2,449,436

[1] Triggered only upon a termination of the executive officer by us other than for death, disability or cause, or by the executive for good reason, in either case within two years after a change in control.

[2] Triggered solely upon a change in control under our Omnibus Plan. The amount shown for performance share units and the annual incentive award assumes target performance and the amount shown for performance share units includes the balance of any dividend equivalent units (rounded down to the nearest whole share).

[3] Each Named Executive Officer's change in control agreement provides that, if excise taxes would otherwise be imposed in connection with payments received upon a change in control, then the amount of such payments will either be cut back to a level below the level that would trigger the imposition of the excise taxes, or be paid in full and subject to the excise taxes, whichever results in the better after-tax result to the executive officer.

The amounts in the two tables above assume, to the extent applicable, that:

- our ordinary shares were valued at $22.46, the closing market price for our ordinary shares on the last trading day of 2018;
- outplacement services fees are $50,000 or 10% of annual base salary, whichever is less;
- legal and accounting advisor fees are the maximum possible under the change in control agreements for each executive officer; and
- medical, dental and life insurance coverage will continue until two years after a change in control, in each case at the current cost per year for each executive.

Pay Ratio

We are not required to include a pay ratio disclosure under Item 402(u) of Regulation S-K in this Proxy Statement since we first became publicly traded during 2018. We expect to include our first pay ratio disclosure in our proxy statement for our 2020 Annual General Meeting of Shareholders.

Risk Considerations in Compensation Decisions

The Compensation Committee believes that paying for performance is an important part of its compensation philosophy, but recognizes the risk that incentivizing specific measures of performance may pose to the performance of our company as a whole if personnel were to act in ways designed primarily to maximize their compensation. Therefore, the Committee conducts an annual assessment of potential risks arising from its compensation programs and policies applicable to all employees. In its December 2018 assessment, the Committee noted the following considerations, among others:

- the oversight of the Committee and management, including the ability to recapture compensation earned due to financial misstatements or misconduct under our clawback policy
- the balance of our fixed and variable pay, cash and equity, short- and long-term incentives, and corporate, segment and individual performance goals
- the balance in our compensation programs between the achievement of short-term objectives and longer-term value creation
- our use of multiple performance measures under our incentive compensation programs, and performance curves that require achievement of a minimum level of performance before receiving any incentive payout
- capped payouts under our incentive programs
- our stock ownership guidelines promote the alignment of officer and shareholder interest and encourage behaviors that have a positive influence on stock price appreciation and total shareholder return

Based on its assessment, the Committee concluded that the risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on our company. The Committee will continue to assess our compensation programs to align employee interests with those of long-term shareholder interests.

Proposal 3	Recommend, by Non-Binding Advisory Vote, the Frequency of Advisory Votes on the Compensation of Named Executive Officers

✓ The Board recommends a vote of **ONE YEAR** on frequency of future advisory votes on compensation of Named Executive Officers

Section 14A of the Securities Exchange Act of 1934 requires that, every six years, we provide shareholders with a vote on how frequently we will submit the non-binding advisory vote on compensation of our Named Executive Officers (the "say on pay" vote) to our shareholders in the future.

Our Board recommends that shareholders approve holding a say on pay vote every year (an annual vote) because we believe that an annual vote will promote best governance practices and facilitate our Compensation Committee's and our senior management's consideration of the views of our shareholders in structuring our compensation programs for our Named Executive Officers. We believe that an annual vote will provide our Compensation Committee and our senior management with more direct input on, and reactions to, our current compensation practices, and better allow our Compensation Committee and our senior management to measure how they have responded to the prior year's vote.

For the reasons discussed above, our Board recommends that shareholders vote in favor of holding an advisory say on pay vote on executive compensation at our annual meeting of shareholders every year. In voting on this non-binding advisory vote on the frequency of the say on pay vote, shareholders should be aware that they are not voting "for" or "against" the Board's recommendation to vote for a frequency of every year. Rather, shareholders will be casting votes to recommend a say on pay vote frequency which may be every one, two or three years.

Additionally, although the outcome of this advisory vote on the frequency of future say on pay votes is non-binding, our Board will review and consider the outcome of this vote when making determinations as to when the say on pay vote will again be submitted to shareholders for approval at an annual meeting of shareholders.

The text of the resolution in respect of Proposal 3 is as follows:

"**IT IS RESOLVED**, that, on a non-binding, advisory basis, the shareholders recommend, whether a vote to approve the compensation of the Company's Named Executive Officers should occur every one, two or three years."

Vote Requirement

The option, if any, for the frequency of future advisory votes on the compensation of the Named Executive Officers that receives the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting will be the frequency approved by the shareholders. If less than a majority of the votes are cast for any frequency, then the shareholders will be deemed to have approved the frequency receiving the greatest number of votes.

✓ **Each of the Board and the Compensation Committee recommends a vote of ONE YEAR on the frequency of advisory votes on the compensation of the Named Executive Officers.**

Proposal 4

Ratify, by Non-Binding Advisory Vote, the Appointment of Deloitte & Touche LLP as the Independent Auditor of nVent Electric plc and to Authorize, by Binding Vote, the Audit and Finance Committee of the Board of Directors to set the Auditor's Remuneration

✓ **The Board recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration**

The Audit and Finance Committee has selected and appointed Deloitte & Touche LLP ("D&T") to audit our financial statements for the fiscal year ending December 31, 2019. The Board, upon the recommendation of the Audit and Finance Committee, is asking our shareholders to ratify, by non-binding advisory vote, the appointment and to authorize, by binding vote, the Audit and Finance Committee of the Board of Directors to set the independent auditor's remuneration. Although approval is not required by our Articles of Association or otherwise, the Board is submitting the appointment of D&T to our shareholders because we value our shareholders' views on our independent auditor. If the appointment of D&T is not ratified by shareholders, it will be considered as notice to the Board and the Audit and Finance Committee to consider the selection of a different firm. Even if the appointment is ratified, the Audit and Finance Committee in its discretion may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of our Company and our shareholders.

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor retained to audit our financial statements. The Audit and Finance Committee is responsible for the audit fee negotiations associated with our retention of D&T.

We expect that one or more representatives of D&T will be present at the Annual General Meeting. Each of these representatives will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to any questions.

The resolution in respect of this Proposal 4 is an ordinary resolution. The text of the resolution in respect of Proposal 4 is as follows:

"IT IS RESOLVED, to ratify, on a non-binding, advisory basis, the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and to authorize, in a binding vote, the Audit and Finance Committee to set the auditor's remuneration."

Vote Requirement

Ratification, by non-binding advisory vote, of the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and the authorization, by binding vote, of the Audit and Finance Committee to set the auditor's remuneration requires the affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting.

✓ **Each of the Board and the Audit and Finance Committee recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as the independent auditor of nVent Electric plc and the authorization of the Audit and Finance Committee to set the auditor's remuneration.**

Audit and Finance Committee Pre-approval Policy

The Audit and Finance Committee reviews and approves the external auditor's engagement and audit plan, including fees, scope, staffing and timing of work. In addition, the Audit and Finance Committee Charter limits the types of non-audit services that may be provided by the independent auditors. Any permitted non-audit services to be performed by the independent auditors must be pre-approved by the Audit and Finance Committee after the Committee is advised of the nature of the engagement and particular services to be provided. The Audit and Finance Committee pre-approved audit fees and all permitted non-audit services of the independent auditor in 2018. Responsibility for this pre-approval may be delegated to one or more members of the Audit and Finance Committee; all such approvals, however, must be disclosed to the Audit and Finance Committee at its next regularly scheduled meeting. The Audit and Finance Committee may not delegate authority for pre-approvals to management.

Fees Paid to the Independent Auditors

We engaged D&T, Deloitte AG, Deloitte & Touche (Ireland) and the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") to provide various audit, audit-related, tax and other permitted non-audit services to us, following the Separation, during fiscal year 2018. Prior to the Separation, Pentair plc paid any audit, audit-related, tax, or other fees related to our business. The Audit and Finance Committee approved all fees paid to the Deloitte Entities and underlying services provided by the Deloitte Entities following the Separation. Their fees for these services were as follows (in thousands):

	2018	2017
Audit fees[1]	$4,775	—
Audit-related fees[2]	50	—
Tax fees[3]		
Tax compliance and return preparation	254	—
Tax planning and advice	378	—
Total tax fees	632	—
Total	$5,457	—

[1] Consists of fees for audits of our consolidated annual financial statements and the effectiveness of internal controls over financial reporting, reviews of our quarterly financial statements, statutory audits, reviews of SEC filings, consents for registration statements and comfort letters in connection with securities offerings.

[2] Consists of fees for certain other attest services.

[3] Consists of fees for tax compliance and return preparation and tax planning and advice.

Audit and Finance Committee Report

The role of the Audit and Finance Committee (the "Committee") is to assist our Board in fulfilling its oversight responsibilities as they relate to:

- The integrity of our financial statements and internal control over financial reporting;
- Our compliance with ethics policies, and legal and regulatory requirements; and
- Our independent auditor's qualifications and independence.

The Committee also has responsibility for:

- Preparing this report, which is required to be included in this proxy statement;
- Selecting, retaining, compensating, overseeing and evaluating our independent auditors;
- Providing assistance to our Board in its oversight of our guidelines and policies with respect to enterprise risk management; and
- Overseeing the performance of our internal audit function.

Each member of the Committee is independent as defined under our independence criteria, NYSE listing standards and Securities and Exchange Commission rules. The Committee operates under a written charter that has been adopted by our Board and is reviewed by the Committee on a periodic basis. The Committee's current charter is available on our website.

The Committee fulfills its responsibilities through periodic meetings with Deloitte & Touche LLP ("Deloitte"), our independent registered public accounting firm, and with our internal auditors and management. During 2018, the Committee met five times. The Committee meets at least four time per year in executive session. The Committee also has periodic educational sessions on financial accounting and reporting matters.

The Committee reviewed with both Deloitte and our internal auditors, and approved, their respective audit plans, audit scope, compensation and identification of audit risks. Further, the Committee reviewed and discussed with our management and Deloitte our audited financial statements and management's and Deloitte's evaluations of our internal control over financial reporting, as reported in our 2018 Annual Report on Form 10-K, as well as our Irish statutory financial statements for the 2018 fiscal year. The Committee discussed our interim financial information contained in each quarterly earnings announcement and each Quarterly Report on Form 10-Q with our management, including our Chief Financial Officer, Chief Accounting Officer and Deloitte, prior to public release. The Committee also met with Deloitte to discuss the results of its reviews of our interim financial statements. Management has the responsibility for the preparation and integrity of our financial statements and internal control over financial reporting and Deloitte has the responsibility for the review or examinations thereof.

The Committee discussed and reviewed with Deloitte all matters required by auditing standards generally accepted in the United States of America, including those described in the Public Company Accounting Oversight Board Auditing Standard No. 1301, "Communications with Audit Committees," and Rule 2-07 of SEC Regulation S-X. The Committee received the written disclosures and the letter from Deloitte as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Committee concerning independence, and reaffirmed with Deloitte its independence.

The Committee also considers the policy Deloitte follows with respect to rotation of the lead engagement partner at least every five years. Deloitte presents a short list of candidates to management. Management meets with the candidates and selects a candidate to meet with the Committee. The Committee meets with the candidate to affirm the selection.

Based on the above-mentioned reviews and discussions with management, internal audit and Deloitte, the Committee recommended to our Board of Directors that our audited financial statements and management's report on internal control over financial reporting be included in our 2018 Annual Report on Form 10-K, for filing with the SEC. The Board has approved these inclusions.

Based on the reviews and evaluations described above, the Committee re-appointed Deloitte as our independent auditors for 2019.

THE AUDIT AND FINANCE COMMITTEE

Ronald L. Merriman, Chair
Susan M. Cameron
William T. Monahan
Herbert K. Parker

<table>
<tr><td>Proposal
5</td><td>Authorize the Price Range at which nVent Electric plc can Re-allot Shares it Holds as Treasury Shares Under Irish Law</td></tr>
</table>

✅ The Board recommends a vote **FOR** the authorization of the price range at which nVent Electric plc can re-allot shares it holds as treasury shares under Irish law

Our historical open-market share repurchases (redemptions) and other share buyback activities may result in ordinary shares being acquired and held by us as treasury shares. We may re-allot treasury shares that we acquire through our various share buyback activities in connection with our employee compensation programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorization will expire after eighteen months unless renewed. Accordingly, we expect to propose renewal of this authorization at subsequent Annual General Meetings.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% (or nominal value where the re-allotment of treasury shares is required to satisfy an obligation under any employee or director share or option plan operated by nVent Electric plc) and 120%, respectively, of the average closing price per ordinary share, as reported on the New York Stock Exchange, for the 30 trading days immediately preceding the proposed date of re-allotment. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

The resolution in respect of this Proposal 5 is a special resolution. The text of the resolution in respect of Proposal 5 is as follows:

"**IT IS RESOLVED**, as a special resolution, that for the purposes of section 1078 of the Companies Act 2014, the re-allotment price range at which any treasury shares (as defined by section 106 of the Companies Act 2014) for the time being held by nVent Electric plc may be re-allotted off-market shall be as follows:

1. the maximum price at which a treasury share may be re-allotted off-market shall be an amount equal to 120% of the 'market price.'
2. the minimum price at which a treasury share may be re-allotted off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under any employee or director share or option plan operated by nVent Electric plc or, in all other cases, not less than 95% of the 'market price.'
3. for the purposes of this resolution, the 'market price' shall mean the average closing price per ordinary share of nVent Electric plc, as reported on the New York Stock Exchange, for the 30 trading days immediately preceding the day on which the relevant share is re-allotted.

FURTHER RESOLVED, that this authority to re-allot treasury shares shall expire on the date 18 months from the date of the passing of this resolution unless previously varied, revoked or renewed in accordance with the provisions of sections 109 and/or 1078 (as applicable) of the Companies Act 2014 (and/or any corresponding provision of any amended or replacement legislation) and is without prejudice or limitation to any other authority of the Company to re-allot treasury shares on-market."

Vote Requirement

Authorization of the price range at which nVent Electric plc can re-allot shares it holds as treasury shares under Irish law requires the affirmative vote of not less than 75% of the votes cast in person or by proxy at the Annual General Meeting.

✅ The Board recommends a vote **FOR** the authorization of the price range at which nVent Electric plc can re-allot shares it holds as treasury shares under Irish law.

Security Ownership

The following table contains information concerning the beneficial ownership of our ordinary shares as of March 15, 2019, by each director and nominee to become a director, by each executive officer listed in the Summary Compensation Table, and by all directors, director nominees and executive officers as a group. Based on filings with the SEC, the following table also contains information concerning each person we know who beneficially owned more than 5% of our ordinary shares as of December 31, 2018.

Name of Beneficial Owner	Ordinary Shares[1]	Share Units[2]	Right to Acquire within 60 days	ESOP Stock[3]	Total	% of Class[4]
Brian M. Baldwin	—[5]	—	5,130	—	5,130	
Jerry W. Burris	24,443	—	42,047	—	66,490	
Susan M. Cameron	148	—	5,130	—	5,278	
Michael L. Ducker	—	—	5,130	—	5,130	
Lynnette R. Heath	1,276	—	7,435	—	8,711	
David H. Y. Ho	10,866	—	25,399	—	36,265	
Randall J. Hogan	634,887	—	1,712,724	2,351	2,349,962	1.3%
Jon D. Lammers	1,264	—	9,913	—	11,177	
Stacy P. McMahan	2,477	—	14,457	—	16,934	
Ronald L. Merriman	20,488	445	42,047	—	62,980	
William T. Monahan	41,329	13,450	42,047	—	96,826	
Herbert K. Parker	—	—	5,130	—	5,130	
Thomas F. Pettit	17,410	—	16,585	138	34,133	
Beth A. Wozniak	20,027	—	96,133	129	116,289	
Directors, nominees and executive officers as a group (18)	794,432	13,896	2,109,669	4,546	2,922,543	1.6%
Trian Fund Management, L.P.[6]	17,557,868	—	16,249	—	17,574,117	9.9%
BlackRock, Inc.[7]	15,160,696	—	—	—	15,160,696	8.5%
The Vanguard Group[8]	14,808,650	—	—	—	14,808,650	8.3%
State Street Corporation[9]	13,189,158	—	—	—	13,189,158	7.4%

[1] Unless otherwise noted, all shares are held either directly or indirectly by individuals possessing sole voting and investment power with respect to such shares. Beneficial ownership of an immaterial number of shares held by spouses or trusts has been disclaimed in some instances.

[2] Represents for non-employee directors deferred share units held under the nVent Electric plc Compensation Plan for Non-Employee Directors. No director has voting or investment power related to these share units. Represents for executive officers restricted stock units, receipt of which was deferred by the executive officer under the company's Non-Qualified Deferred Compensation Plan and over which the executive officers have no voting or investment power.

[3] Represents ordinary shares owned as a participant in the nVent Management Company Retirement Savings and Investment Plan. As of March 15, 2019, Fidelity Management Trust Company ("Fidelity"), the Trustee of the nVent Management Company Retirement Savings and Investment Plan, held 694,838 ordinary shares (0.4%). Fidelity disclaims beneficial ownership of all shares. The nVent Management Company Retirement Savings and Investment Plan participants have the right to direct the Trustee to vote their shares, although participants have no investment power over such shares. The Trustee, except as otherwise required by law, votes the shares for which it has received no direction from participants, in the same proportion on each issue as it votes those shares for which it has received voting directions from participants.

[4] Less than 1% unless otherwise indicated.

[5] Mr. Baldwin is a Partner at Trian, which beneficially owns an additional 17,568,987 ordinary shares of nVent. Mr. Baldwin disclaims beneficial ownership of these additional ordinary shares held by Trian.

[6] Information derived from a Schedule 13D/A filed with the Securities and Exchange Commission on June 1, 2018 and information provided to us by Trian. The address of Trian is 280 Park Avenue, 41st Floor, New York, NY 10017. As of March 15, 2019, Trian had shared voting and dispositive power for 17,568,987 ordinary shares, including shares beneficially owned by Brian M. Baldwin.

[7] Information derived from a Schedule 13G filed with the Securities and Exchange Commission on February 8, 2019. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. As of December 31, 2018, BlackRock, Inc. had sole voting power for 14,382,405 ordinary shares and sole dispositive power for 15,160,696 ordinary shares.

[8] Information derived from a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2019. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355. As of December 31, 2018, The Vanguard Group had sole voting power for 78,704 ordinary shares, shared voting power for 21,200 ordinary shares, sole dispositive power for 14,724,539 ordinary shares and shared dispositive power for 84,111 ordinary shares.

[9] Information derived from a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019. The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, MA 02111. As of December 31, 2018, State Street Corporation had shared voting power for 12,965,378 ordinary shares and shared dispositive power for 13,188,127 ordinary shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers, directors and 10% shareholders are required under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership with the Securities and Exchange Commission and furnish copies of these reports to us.

We have reviewed copies of reports furnished to us, or written representations that no reports were required. Based solely on these reports, we believe that during 2018 our executive officers and directors complied with all such filing requirements.

Questions and Answers about the Annual General Meeting and Voting

Why did I receive these proxy materials?

We are providing these proxy materials to you because our Board of Directors is soliciting proxies for use at our Annual General Meeting of Shareholders to be held on May 10, 2019. We either (i) mailed you a Notice of Internet Availability of Proxy Materials on or before March 26, 2019 notifying each shareholder entitled to vote at the Annual General Meeting how to vote and how to electronically access a copy of this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 or (ii) mailed you a printed copy of such proxy materials and a proxy card in paper format. You received these proxy materials because you were a shareholder of record as of the close of business on March 15, 2019.

If you received a Notice of Internet Availability of Proxy Materials and would like to receive a printed copy of our proxy materials, including a proxy card in paper format on which you may submit your vote by mail, you should follow the instructions for requesting such proxy materials in the Notice of Internet Availability of Proxy Materials.

This Proxy Statement, our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and our Irish statutory financial statements and directors' and auditors' reports are available online at *www.proxyvote.com*.

What is a proxy?

A proxy is your legal designation of another person (the "proxy") to vote on your behalf. By voting your proxy, you are giving the persons named on the proxy card the authority to vote your shares in the manner you indicate on your proxy card. You may vote your proxy by telephone or over the Internet as directed in the Notice of Internet Availability of Proxy Materials or, if you have requested or received a proxy card, by signing and dating the proxy card and submitting it by mail.

What is the difference between a shareholder of record and a beneficial owner?

If your shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, you are a "shareholder of record." If your shares are held in a stock brokerage account or by a bank or other custodian or nominee, you are considered the beneficial owner of shares held in "street name." As a beneficial owner, you have the right to direct your broker, bank or other custodian or nominee on how to vote your shares.

Who is entitled to vote at the Annual General Meeting and how many votes do I have?

The Board has set the close of business on March 15, 2019 (Eastern Standard Time) as the record date for the Annual General Meeting. At the close of business on the record date, we had 177,611,382 ordinary shares outstanding and entitled to vote. All shareholders of record at the close of business on the record date are entitled to vote on the matters set forth in this Proxy Statement and any other matter properly presented at the Annual General Meeting. Beneficial owners whose banks, brokers or other custodians or nominees are shareholders registered in our share register with respect to the beneficial owners' shares at the close of business on the record date are entitled to vote on the matters set forth in this Proxy Statement and any other matter properly presented at the Annual General Meeting. Each ordinary share is entitled to one vote on each matter properly brought before the Annual General Meeting.

How do I vote if I am a shareholder of record?

If you are a shareholder of record of ordinary shares, you can vote in the following ways:

- *By Internet:* You can vote over the Internet at *www.proxyvote.com*. For more information, follow the instructions in the Notice of Internet Availability of Proxy Materials or on the proxy card.
- *By Telephone:* You can vote by telephone from the United States or Canada by calling the telephone number on the proxy card.
- *By Mail:* You can vote by mail by marking, signing and dating your proxy card or voting instruction form and returning it in the postage-paid envelope, the results of which will be forwarded to nVent Electric plc's registered address electronically. For more information, follow the instructions in the Notice of Internet Availability of Proxy Materials or on the proxy card.
- *At the Annual General Meeting:* If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, we will give you a ballot at the meeting.

How do I vote if I am a beneficial owner?

If you are a beneficial owner of ordinary shares, you can vote in the following ways:

- *General:* You can vote by following the materials and instructions provided by your bank, broker or other custodian or nominee.
- *At the Annual General Meeting:* If you plan to attend the Annual General Meeting and wish to vote your ordinary shares in person, then you must obtain a legal proxy, executed in your favor, from the shareholder of record of your shares (i.e., your broker, bank or other custodian or nominee) and bring it to the Annual General Meeting.

What is the deadline to vote my shares if I do not vote in person at the Annual General Meeting?

If you are a shareholder of record, you may vote by Internet or by telephone until 8:00 a.m. local time (3:00 a.m. Eastern Daylight Time) on May 8, 2019. If you are a shareholder of record and submit a proxy card, the proxy card must be received at the address stated on the proxy card by 8:00 a.m. local time (3:00 a.m. Eastern Daylight Time) on May 8, 2019. If you are a beneficial owner, please follow the voting instructions provided by your bank, broker or other custodian or nominee.

How do I attend the Annual General Meeting?

All shareholders of record as of the close of business on the record date are invited to attend and vote at the Annual General Meeting. For admission to the Annual General Meeting, shareholders should bring a form of photo identification to the shareholders check-in area at the meeting, where their ownership will be verified. Those who beneficially own shares should also bring account statements or letters from their banks, brokers or other custodians or nominees confirming that they own our ordinary shares as of March 15, 2019 (see above for further information if you also intend to vote at the Annual General Meeting). Registration will begin at 7:00 a.m. (local time) and the Annual General Meeting will begin at 8:00 a.m. (local time) on May 10, 2019.

Shareholders in Ireland may participate in the Annual General Meeting by audio link at the offices of Arthur Cox, Ten Earlsfort Terrace, Dublin 2, Ireland at 8:00 a.m. (local time) and the requirements for admission to the Annual General Meeting, as set out above, apply.

May I change or revoke my proxy?

If you are a shareholder of record and have already voted, you may change or revoke your proxy before it is exercised at the Annual General Meeting in the following ways:

- By voting by Internet or telephone at a date later than your previous vote but prior to the voting deadline (which is 8:00 a.m. local time or 3:00 a.m. Eastern Daylight Time on May 8, 2019);
- By mailing a proxy card that is properly signed and dated later than your previous vote and that is received by us prior to the voting deadline (which is 8:00 a.m. local time or 3:00 a.m. Eastern Daylight Time on May 8, 2019); or
- By attending the Annual General Meeting and voting in person, although attendance at the Annual General Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner, you must contact the record holder of your shares to revoke a previously authorized proxy or voting instructions.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to New York Stock Exchange ("NYSE") rules. If you do not provide voting instructions for proposals considered "non-routine" a "broker non-vote" occurs. We believe that Proposals 1, 2 and 3 will be considered "non-routine" under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you. If a broker does not receive voting instructions from you regarding Proposals 1, 2 and 3, the "broker non-vote" will have no effect on the vote on such agenda items. The "routine" proposals in this Proxy Statement are Proposals 4 and 5, for which your broker has discretionary voting authority under the NYSE rules to vote your shares, even if the broker does not receive voting instructions from you.

Ordinary shares owned by shareholders electing to abstain from voting on any of the Proposals will have no effect on any of the Proposals.

How will my shares be voted if I do not specify how they should be voted?

If you sign and submit a proxy to the company-designated proxy holders and do not provide specific voting instructions, you instruct the company-designated proxy holders to vote your shares in accordance with the recommendations of the Board.

If your shares are held in the nVent Management Company Retirement Savings and Investment Plan or the nVent Management Company Non-Qualified Deferred Compensation Plan and you either (1) submit a proxy but do not provide specific voting instructions or (2) do not submit a proxy, then your shares will not be voted.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, you instruct the company-designated proxy holders, in the absence of other specific instructions or the appointment of other proxy holders, to vote your shares in accordance with the recommendations of the Board.

What constitutes a quorum for the Annual General Meeting?

Our Articles of Association provide that all resolutions and elections made at a shareholders' meeting require the presence, in person or by proxy, of a majority of all shares entitled to vote, with abstentions and broker non-votes regarded as present for purposes of establishing the quorum.

Who will count the votes?

Representatives from The Carideo Group, Inc. will count the votes and serve as our Inspectors of Election.

Who will pay for the cost of this proxy solicitation?

We will pay the costs of soliciting proxies sought by the Board. Proxies may be solicited on our behalf by our directors, officers or employees telephonically, electronically or by other means of communication. We have engaged Morrow Sodali LLC to assist us in the solicitation of proxies at a cost to us of $10,000, plus out-of-pocket expenses. We have requested that banks, brokers and other custodians and nominees who hold ordinary shares on behalf of beneficial owners forward soliciting materials to those beneficial owners. Upon request, we will reimburse banks, brokers and other custodians and nominees for reasonable expenses incurred by them in forwarding these soliciting materials to beneficial owners of our ordinary shares.

Why did I receive in the mail a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials?

As explained in more detail below, we are using the "notice and access" system adopted by the SEC relating to the delivery of our proxy materials over the Internet. As a result, we mailed to our shareholders of record a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. Shareholders who received the notice will have the ability to access the proxy materials over the Internet and to request a paper copy of the proxy materials by mail, by e-mail or by telephone. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found on the notice. In addition, the notice contains instructions on how shareholders may request proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. The Notice of Internet Availability of Proxy Materials also serves as a Notice of Meeting.

What are the "notice and access" rules and how do they affect the delivery of the proxy materials?

The SEC's notice and access rules allow us to deliver proxy materials to our shareholders by posting the materials on an Internet website, notifying shareholders of the availability of the proxy materials on the Internet and sending paper copies of proxy materials upon shareholder request. We believe that the notice and access rules allow us to use Internet technology that many shareholders prefer, continue to provide our shareholders with the information that they need and, at the same time, ensure more prompt delivery of the proxy materials. The notice and access rules also lower our cost of printing and delivering the proxy materials and minimize the environmental impact of printing paper copies.

Why did I receive more than one Notice of Internet Availability of Proxy Materials or proxy card?

You may have received multiple Notices of Internet Availability of Proxy Materials or proxy cards if you hold your shares in different ways or accounts (for example, 401(k) accounts, joint tenancy, trusts, custodial accounts) or in multiple accounts. If you are the beneficial owner of shares held in "street name," you will receive your voting information from your bank, broker or other custodian or nominee, and you will vote as indicated in the materials you receive from your bank, broker or other custodian or nominee. You should vote your proxy for each separate account you have.

Shareholder Proposals and Nominations for the 2020 Annual General Meeting of Shareholders

The deadline for submitting a shareholder proposal for inclusion in our proxy materials for our 2020 Annual General Meeting pursuant to SEC Rule 14a-8 is November 27, 2019. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, for such proposals to be eligible for inclusion in our proxy statement and form of proxy for our 2020 Annual General Meeting.

Eligible shareholders may under certain circumstances be able to nominate and include in our proxy materials a specified number of candidates for election as directors under the proxy access provisions of our Articles of Association. Among other requirements in our Articles of Association, to nominate a director under the proxy access provisions of our Articles of Association, a shareholder must give written notice to our Corporate Secretary that complies with our Articles of Association no earlier than 150 days and no later than 120 days prior to the first anniversary of the date our definitive proxy statement was released to shareholders in connection with the prior year's Annual General Meeting. Accordingly, we must receive notice of a shareholder's nomination for the 2020 Annual General Meeting pursuant to the proxy access provisions of our Articles of Association no earlier than September 28, 2019 and no later than November 27, 2019. If the notice is received outside of that time frame, then the notice will be considered untimely and we are not required to include the nominees in our proxy materials for the 2020 Annual General Meeting.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to the proxy access provisions of our Articles of Association, at the 2020 Annual General Meeting must comply with the requirements set forth in our Articles of Association. Among other requirements in our Articles of Association, to present business or nominate a director at an Annual General Meeting, a shareholder must give written notice that complies with the Articles of Association to our Corporate Secretary no earlier than 70 days and no later than 45 days prior to the first anniversary of the date our proxy statement was released to shareholders in connection with the prior year's Annual General Meeting. Accordingly, we must receive notice of a shareholder's intent to present business, other than pursuant to SEC Rule 14a-8, or to nominate a director, other than pursuant to the proxy access provisions of our Articles of Association, no earlier than January 15, 2020 and no later than February 9, 2020. If the notice is received outside of that time frame, then the notice will be considered untimely and we are not required to present such proposal or nomination at the 2019 Annual General Meeting. If the Board chooses to present a matter of business submitted under our Articles of Association at the 2019 Annual General Meeting, then the persons named in the proxies solicited by the Board for the 2019 Annual General Meeting may exercise discretionary voting power with respect to such proposal.

Shareholder proposals or nominations pursuant to any of the foregoing should be sent to us at our principal executive offices: nVent Electric plc, The Mille 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary.

Our Articles of Association can be found on the website of the U.S. Securities and Exchange Commission by searching its EDGAR archives at *http://www.sec.gov/edgar/searchedgar/webusers.htm.* Shareholders may also obtain a copy from us free of charge by submitting a written request to our principal executive offices at nVent Electric plc, The Mille 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary.

Irish Disclosure of Shareholder Interests

Under the Irish Companies Act 2014, our shareholders must notify us if, as a result of a transaction, the shareholder will become interested in 3% or more of our shares; or if as a result of a transaction a shareholder who was interested in more than 3% of our shares ceases to be so interested. Where a shareholder is interested in more than 3% of our shares, the shareholder must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue), and disclosable interests in our shares include any interests in our shares of any kind whatsoever. Where the percentage level of the shareholder's interest does not amount to a whole percentage this figure may be rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder's interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder's rights in respect of any our ordinary shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

2018 Annual Report on Form 10-K

Any shareholder wishing to review, without charge, a copy of our 2018 Annual Report on Form 10-K (without exhibits) filed with the SEC should write to us at our principal executive offices: The Mille 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary.

Reduce Duplicate Mailings

To reduce duplicate mailings, we are now sending only one copy of our Notice of Internet Availability of Proxy Materials or Annual Report to Shareholders and Proxy Statement, as applicable, to multiple shareholders sharing an address unless we receive contrary instructions from one or more of the shareholders. Upon written or oral request, we will promptly deliver a separate copy of these documents to a shareholder at a shared address. If you wish to receive separate copies of these documents, please notify us by writing or calling nVent Electric plc, The Mille 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary. Telephone: 44-20-3966-0279 or (833) 592-1255. If you are receiving duplicate mailings, you may authorize us to discontinue mailings of multiple Notices of Internet Availability of Proxy Materials or Annual Reports to Shareholders and Proxy Statements, as applicable. To discontinue duplicate mailings, notify us by writing or calling nVent Electric plc, The Mille 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom, Attention: Corporate Secretary. Telephone: 44-20-3966-0279 or (833) 592-1255.

Appendix A

Reconciliation of GAAP to Non-GAAP Financial Measures

nVent Electric plc and Subsidiaries

Reconciliation of the GAAP Years Ended December 31, 2018, and 2017 to the Non-GAAP excluding the effect of 2018 and 2017 adjustments (Unaudited)

	2018	2017
Net sales	$2,213.6	$2,097.9
Operating income	310.8	316.1
% of net sales	*14.0%*	*15.1%*
Adjustments:		
Restructuring and other	7.7	13.0
Intangible amortization	60.9	61.4
Trade name impairment	—	16.4
Separation costs	45.0	16.1
Corporate allocations	(0.8)	(13.5)
Segment income	423.6	409.5
Return on sales	*19.1%*	*19.5%*
Corporate and other costs	49.9	43.1
Segment income excluding corporate and other costs	473.5	452.6

nVent Electric plc

Reconciliation of cash from operating activities to free cash flow (Unaudited)

In millions	2018
Net cash provided by (used for) operating activities - as reported	$343.5
Interest expense - pro forma	(5.6)
Net cash provided by (used for) operating activities - pro forma	337.9
Capital expenditures	(39.5)
Proceeds from sale of property and equipment	2.4
Free cash flow - pro forma	$300.8